NOTICE OF ANNUAL MEETING AND
INFORMATION CIRCULAR AND PROXY STATMENT

ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD
MAY 7, 2020

MARCH 19, 2020

If you have questions or require assistance to vote your shares, contact:
Laurel Hill Advisory Group
North America (Toll Free): 1-877-452-7184 | Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

2019 HIGHLIGHTS

✓	Delivered Operating Plan

	à	Production of 97,680 boe/d, exceeding the high end of guidance
	à	Exploration and Development Expenditures of $552 million, at the low end of guidance

✓	Generated Strong Free Cash Flow
	à	Free cash flow of $329 million
	à	$1 billion of EBITDA

✓	Improved Financial Position
	à	Net debt reduced 17% ($393 million)
	à	Redeemed US$150 million of notes

✓	Conducted Substantial Shareholder Outreach
	à	Independent Director outreach to ~30% of shareholders
	à	Feedback incorporated into Executive Compensation

✓	Achieved Strong Reserves Development
	à	PDP reserves increased 5% to 142mmboe
	à	Replaced 112% of production from development activities

✓	Progressed ESG Agenda
	à	Published fourth corporate sustainability report
	à	Established target of 30% GHG emissions intensity reduction by 2021
	à	Met target for >20% board female representation
	à	Increased board independence

WHAT WE DO

Executive Compensation - Continued Improvement
✓	Significant Pay Contingent on Performance
✓	Clawback Policy
✓	Anti-Hedging Policy (prohibition on shorting)
✓	Double Trigger Share Awards
✓	Double Trigger Change of Control Agreements
✓	No Executive Employment Contracts
✓	Significant Share Ownership Requirements
✓	Compensation Benchmarked Against Peers
✓	Annual "Say-on-Pay" Vote
✓	Annual Review of Best Practices and Shareholder Alignment

Excellence in Corporate Governance
✓	Independent Board Chair
✓	Seven of Eight Directors Independent
✓	All Committee Members Independent
✓	Individual Director Elections
✓	Majority Voting Policy for Directors
✓	Average Director Tenure of ~5 Years
✓	Board Gender Diversity of 25%
✓	Regular In-Camera Sessions at Board Meetings
✓	Annual Board, Committee and Director Evaluations
✓	Annual Assessment of Board Skills
✓	Significant Share Ownership Requirements

TABLE OF CONTENTS

Executive Summary		Executive Compensation
2019 Highlights - What We Do		Response to Shareholder Feedback Regarding Executive Compensation	20
		Compensation Program Design	23
Letter to Shareholders		2019 Compensation Decisions and Performance Assessment	29
Letter to Shareholders		Reported vs. Realized Compensation	35
		Executive Compensation Tables	36
Notice of Meeting
Notice of Meeting		Securities Authorized for Issuance
Solicitation of Proxies		Securities Authorized for Issuance	39

Matters to be Acted Upon		Corporate Governance Disclosure
Election of Directors	4	Board Independence and Mandate	41
Appointment of Auditors	4	Committee Membership and Mandates	41
Advisory Vote on Executive Compensation	5	Meeting Attendance	45
		Board Process and Policies	45
About the Directors
Director Biographies	7	Other Information
Director Experience and Background	12	Other Information	48
Board Composition	13
Director Compensation	14	Schedules
		Schedule "A" - Mandate and Terms of Reference
Shareholder Engagement		Schedule "B" - Share Award Incentive Plan
Shareholder Engagement	18	Schedule "C" - Legacy Plans
		Schedule "D" - Advisory Statements

LETTER TO SHAREHOLDERS

March 19, 2020

Dear Fellow Shareholders:
2019 was a year of continued progress for the company, the Board of directors and our executive compensation programs. The Board is committed to excellent governance as we support our executive team in their work to deliver on the company's strategy, which we believe will provide shareholder returns over time.
We have taken several positive steps this year.
2019 Results
The company demonstrated the benefit of its diversified oil weighted portfolio and acted on its commitment to allocate capital effectively, generate free cash flow and further strengthen the balance sheet.
✓    EBITDA of $1 billion and free cash flow of $329 million (highest in 25 years)
✓    97,680 boe/d of annual production (above high end of guidance) with $552 million of exploration and development expenditures (low end of guidance)

✓	Net debt reduction of 17% ($393 million)
Board Renewal
Each member of our renewed Board contributes substantive knowledge to the oversight and execution of our corporate strategy.

✓	Two new directors, Jennifer Maki and Don Hrap, both of whom bring exceptional skills and experience
✓    Average tenure of 5 years, with no over boarded directors
✓    Seven of eight directors are independent (Chair of the Board and all committee members)
✓    Met our Board gender diversity target, 2 of 8 (25%) directors are women
Shareholder Engagement
We conducted a significant shareholder engagement effort.

✓	Was led by independent directors (myself and Trudy Curran)

✓	Contacted approximately 30% of our shareholder base and two leading proxy advisory firms

✓	Obtained feedback on executive compensation programs, as well as governance and ESG practices

✓	Feedback incorporated into our executive compensation programs for 2020
Further details of our shareholder engagement discussions are provided in the "Shareholder Engagement" and "Response to Shareholder Feedback Regarding Executive Compensation" sections starting on page 18 of this year's management information circular.
Your Vote Counts
The management information circular is available online at: www.baytexenergy.com/investor/agm. It contains all the information you need about the meeting and how to exercise your right to vote.

Sincerely,
"Mark R. Bly"
Chair of the Board of Directors

NOTICE OF MEETING OF SHAREHOLDERS

MEETING INFORMATION		AGENDA
Date:	Thursday May 7, 2020	1. To receive and consider our consolidated financial statements for the year ended December 31, 2019, together with the report of the auditors.

Time:	3:00 p.m.	2. Elect eight (8) directors.
	(Calgary time)	3. Appoint the auditors and authorize the directors to fix their remuneration.

Place:	Devonian Room	4. Consider a non-binding advisory resolution to accept our approach to executive compensation.
Calgary Petroleum Club
	319 - 5th Avenue SW	5. Transact such other business as may properly be brought before the meeting or any adjournment thereof.
Calgary, Alberta
The specific details of the matters proposed to be put before the meeting (including the full text of the resolutions) are set forth in the information circular - proxy statement accompanying this notice.
In view of the current COVID-19 outbreak, we encourage shareholders to not attend the meeting in person, particularly if they are experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing.  Access to the meeting will, subject to our by-laws, be limited to essential personnel and registered shareholders and proxyholders entitled to attend and vote at the meeting. We may take additional precautionary measures in relation to the meeting in response to further developments with the COVID-19 outbreak.  In the event it is not possible or advisable to hold the meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include postponement of the meeting or holding the meeting entirely by electronic means, telephone or other communication facilities. Please monitor our website at www.baytexenergy.com/investor/agm for updated information. As always, we encourage shareholder to vote their shares prior to the meeting.
Shareholders can vote online, by telephone or complete, date and sign the form of proxy or voting instruction form and return it by mail or fax as follows:

	BENEFICIAL SHAREHOLDERS	REGISTERED SHAREHOLDERS
	Shares held with a broker, bank or other intermediary	Shares held in own name and represented by a physical certificate
INTERNET	www.proxyvote.com	www.investorvote.com
TELEPHONE OR FAX	Call or fax to the number(s) listed on your voting instruction form	Phone: 1-866-732-8683 Fax: 1-866-249-7775
MAIL	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope
A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on May 5, 2020 or at least 48 hours prior to the time of any adjournment of the meeting. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address or fax number not less than 48 hours before the time for holding the meeting or any adjournment thereof.
Only shareholders of record at the close of business on March 19, 2020 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
DATED at Calgary, Alberta, this 19th day of March, 2020.
By order of the Board of Directors
"Edward D. LaFehr", President and Chief Executive Officer

BAYTEX ENERGY CORP.
Information Circular - Proxy Statement
for the Annual Meeting to be held on Thursday, May 7, 2020
SOLICITATION OF PROXIES
This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at the annual meeting of the shareholders of Baytex Energy Corp. to be held at 3:00 p.m. (Calgary time) on Thursday, May 7, 2020 in the Devonian Room of the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta and at any adjournment thereof. In this information circular - proxy statement, references to "Baytex", "we", "us", "our" and the "Corporation" refer to Baytex Energy Corp.
Forms of proxy must be deposited with Computershare Trust Company of Canada by mail or courier at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department or by fax to 1-866-249-7775 (outside North America to 1-416-263-9524) not less than 48 hours before the time for holding the meeting or any adjournment thereof. Registered shareholders may also vote via the internet at www.investorvote.com. Shareholders will be prompted to enter the control number which is located on the form of proxy. A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on May 5, 2020 or at least 48 hours prior to the time of any adjournment of the meeting. The website may also be used to appoint a proxy holder to attend and vote at the meeting on the shareholder's behalf and to convey a shareholder's voting instructions.
Only shareholders of record at the close of business on March 19, 2020 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
The persons named in the enclosed form of proxy are our officers. As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES
The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.
Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") who mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternatively, you can use their website www.proxyvote.com or call their toll-free telephone number to instruct them how to vote your

1

shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. Baytex may utilize the Broadridge QuickVoteTM service to assist shareholders with voting their shares. Those shareholders who have not objected to Baytex knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill Advisory Group ("Laurel Hill") to conveniently obtain a vote directly over the phone. If you receive a voting instruction form from a mailing/tabulating agent, it cannot be used as a proxy to vote shares directly at the meeting as it must be returned to the mailing/tabulating agent well in advance of the meeting in order to have the shares voted.
NOTICE-AND-ACCESS
We have elected to use the "notice-and-access" provisions under National Instrument 54-101 "Communications with Beneficial Owners of Securities of a Reporting Issuer" (the "Notice-and-Access Provisions") for the meeting in respect of mailings to beneficial holders of our common shares (i.e., a shareholder who holds their shares in the name of a broker or an agent) and registered holders of our common shares (i.e., a shareholder whose name appears on our records as a holder of common shares). The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials on-line.
We have also elected to use procedures known as 'stratification' in relation to our use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related management's discussion and analysis ("Financial Information"), to some shareholders together with a notice of a meeting of its shareholders. A paper copy of the notice of meeting, this information circular – proxy statement, and a form of proxy or voting instruction form will be mailed to those shareholders who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the Financial Information in respect of our most recently completed financial year was mailed to those registered and beneficial holders of our common shares who previously requested to receive such information.
We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our common shares.
REVOCABILITY OF PROXY
Only a registered shareholder may revoke their proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting, you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.
Beneficial holders who wish to change their vote must, in sufficient time in advance of the meeting, arrange for their respective intermediaries to change their vote and, if necessary, revoke their proxy in accordance with the revocation procedures set out above.
PERSONS MAKING THE SOLICITATION
This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

2

We have also retained Laurel Hill to assist us with corporate governance advisory services and communicating with shareholders. In connection with these services, Laurel Hill is expected to receive a fee of $32,500, plus out-of-pocket expenses. We will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the common shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.
EXERCISE OF DISCRETION BY PROXY
The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions, your shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.
VOTING SHARES AND PRINCIPAL HOLDERS
We are authorized to issue an unlimited number of common shares without nominal or par value. As at March 19, 2020 there were 560,671,130 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each share you own.
To the knowledge of our directors and officers, as at March 19, 2020, no person or company beneficially owned, or controlled or directed, directly or indirectly, common shares entitled to more than 10% of the votes which may be cast at the meeting. As at March 19, 2020, our nominee directors and officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 3,200,131 common shares.
QUORUM FOR MEETING
At the meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than twenty-five percent (25%) of the outstanding common shares. If a quorum is not present at the opening of the meeting, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.
APPROVAL REQUIREMENTS
All matters to be considered at the meeting are ordinary resolutions requiring approval by more than fifty percent (50%) of the votes cast in respect of the resolution by or on behalf of shareholders present.

3

MATTERS TO BE ACTED UPON AT THE MEETING
Election of Directors
The by-laws of Baytex provide that the number of directors shall be fixed from time to time by the shareholders or the board of directors (the "Board"). The Board has fixed the number of directors at eight. The eight nominees proposed for election as directors of Baytex are as follows:

Mark R. Bly	Edward D. LaFehr	Gregory K. Melchin
Trudy M. Curran	Don G. Hrap	David L. Pearce
Naveen Dargan	Jennifer A. Maki
Information about the eight (8) director nominees starts on page 7.
Unless otherwise directed, it is the intention of management to vote proxies in favour of these eight (8) nominees. Should circumstances arise, for any reason, that a director nominee is unable to serve on the Board, the management designees named in the enclosed form of proxy reserve the right to vote for any other nominee at their discretion. Each person elected as a director will hold office until the close of the next annual meeting of shareholders or until their successor is elected or appointed. Voting for the election of directors will be conducted on an individual, and not slate, basis.
Management of Baytex recommends that shareholders vote FOR the election of each of these nominees. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the election of each of the nominees proposed in this information circular - proxy statement.
Majority Voting
The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders' meeting represent less than a majority of the common shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Board's consideration. In determining whether the resignation should be accepted, the Board will consider all factors that it deems relevant, including, without limitation, the composition of the Board, the voting results and whether acceptance of the resignation is in the best interests of Baytex. Absent extraordinary circumstances, the Board will accept the resignation. The Board's decision to accept or reject the resignation will be announced by way of press release within 90 days of the date of the shareholders' meeting. The policy does not apply in circumstances involving contested director elections.
Advance Notice By-Law
We have adopted an advance notice by-law ("By-Law No. 2") which was ratified by shareholders at the 2014 annual and special meeting of shareholders. By-Law No. 2 provides that advance notice must be given to Baytex in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to: (a) a "proposal" made in accordance with the Business Corporations Act (Alberta); or (b) a requisition of a meeting made pursuant to the Business Corporations Act (Alberta). It also stipulates a deadline by which shareholders must notify Baytex of their intention to nominate directors and sets out the information that shareholders must provide regarding each director nominee and the nominating shareholder in order for the advance notice requirement to be met. These requirements are intended to provide all shareholders with the opportunity to evaluate and review the proposed candidates and vote in an informed and timely manner regarding said nominees. No person nominated by a shareholder will be eligible for election as a director of Baytex unless nominated in accordance with the provisions of By-Law No. 2. As of the date of this information circular - proxy statement, we have not received any nominations via the advance notice mechanism.

4

Appointment of Auditors
Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Professional Accountants, as our auditors, to hold office until the next annual meeting of shareholders or until their successors are appointed and to authorize the directors to fix their remuneration. KPMG LLP have acted as the auditors of Baytex since June 2016.
The Board recommends that you vote FOR the appointment of KPMG as auditors of Baytex. Unless instructed otherwise, the persons named in the form of proxy will vote for the appointment of KPMG as auditors of Baytex.
The following table provides information about the fees billed to us and our subsidiaries for professional services rendered by our external auditors, during fiscal 2019 and 2018:

Year	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)	Total
2019	$890	$—	$—	$—	$890
2018	$910	$165	$30	$—	$1,105
Notes:

(1)
Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In addition to the fees for annual audits of financial statements and review of quarterly financial statements, services in this category for fiscal 2019 and 2018 also include amounts for audit work performed in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting.

(2)
Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees. For fiscal 2018, audit-related fees included fees associated with securities filings associated with the Raging River strategic combination.

(3)	Tax fees include fees tax compliance, tax advice and tax planning. For fiscal 2018, tax fees include fees associated with a transfer pricing study.

(4)	Other fees include all other non-audit services.

Advisory Vote on Executive Compensation
As part of Baytex's commitment to corporate governance, the Board provides shareholders an opportunity to provide feedback on our approach to executive compensation by way of a non-binding advisory vote. The Board believes that it is essential for the shareholders to be well informed of Baytex's approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the shareholders and the Board.
At last year's annual meeting, we received low support for our approach to executive compensation. The results were 58.09% (123.01 million shares) in favour and 41.91% (93.1 million shares) against. We made substantive changes to our executive compensation program for 2019 and, following the 2019 say-on-pay vote, we undertook a significant shareholder engagement effort. The feedback received regarding our approach to executive compensation was considered and resulted in further changes for 2020. For a discussion of the feedback we received from shareholders and the changes made to our executive compensation program, please review the "Shareholder Engagement" and "Executive Compensation" sections of this information circular which start on page 18.
At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:
"Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Information Circular - Proxy Statement of Baytex Energy Corp. dated March 19, 2020."

5

The Board recommends that you vote FOR the advisory vote on executive compensation. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the advisory vote on executive compensation.
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation.

6

ABOUT THE DIRECTORS
Director Biographies
For each person proposed to be nominated for election as a director of Baytex, the following table sets forth their name, place of residence, age (as at December 31, 2019), the year in which they became a director, a brief biography, their membership on committees of the Board, their attendance at Board and committee meetings during 2019, the number and value of common shares and other securities beneficially owned, controlled or directed (directly or indirectly) by them and the votes for and withheld for their election at the last annual meeting of shareholders. This information is based partly on our records and partly on information received by us from the nominees.

Mark R. Bly - 60	Baytex Board and Board Committees			Meeting Attendance (2019)
	Board of Directors (Chair)			7 of 7	100%
	Human Resources & Compensation Committee (Chair)			4 of 4	100%
	Audit Committee (Member)			1 of 1	100%
	Reserves & Sustainability Committee (Member)			1 of 1	100%

	Annual General Meeting Voting Results			Other Public Co. Boards
		Year	Votes in Favour	Vista Oil & Gas S.A.B. de C.V.
		2019	96.58%
		2018	96.64%

	Common Shares and Share Awards Held as at March 1			Share Ownership Target
	Year	Share Awards (#)	Shares (#)	Meets Target
Incline Village, NV, USA Director since 2017 Independent	2020	126,771	192,861	In Progress (1)
	2019	71,151	137,029
	2018	35,971	30,000

Mr. Bly is an independent businessman with over 35 years of experience in the oil and gas industry, primarily with BP, a global producer of oil and gas. Mr. Bly led several key E&P units for BP in Alaska, the North Sea and in North America. After that, he was part of the E&P Executive Group, overseeing an international portfolio. He led the internal investigation of the Deepwater Horizon incident in 2010 and authored the "Bly Report" that defined the understanding of the event by the industry and established the basis for the new organization. In his final role as Executive Vice President, Safety and Operations Risk, he led the transformational program to drive operational excellence and risk management across all of BP's global activities. He currently serves as an independent director of Vista Oil & Gas. Mr. Bly holds a Master of Science degree in structural engineering from the University of California, Berkeley and a Bachelor of Science degree in civil engineering from the University of California, Davis.

Note:

(1)
Prior to his appointment as Chair of the Board on December 4, 2019, Mr. Bly met his share ownership guideline of $594,000. His guideline increased to $750,000 as a result of the increased retainer associated with his new role as Chair of the Board. Mr. Bly has three years from the date of the appointment to reach the increased guideline.

7

Trudy M. Curran - 57	Baytex Board and Board Committees			Meeting Attendance (2019)
	Board of Directors			7 of 7	100%
	Nominating & Governance Committee (Chair)			3 of 3	100%
	Human Resources & Compensation Committee (Member)			4 of 4	100%

	Annual General Meeting Voting Results			Other Public Co. Boards
		Year	Votes in Favour	None
		2019	95.94%
		2018	96.56%

	Common Shares and Share Awards Held as at March 1			Share Ownership Target
	Year	Share Awards (#)	Shares (#)	Meets Target
Calgary, Alberta Director since 2016 Independent	2020	126,771	187,223	Yes
	2019	80,991	62,220
	2018	57,056	30,911

Ms. Curran is a retired businesswoman with extensive experience in executive compensation, mergers and acquisitions, financing and governance.  She served as an officer of Canadian Oil Sands Limited from September 2002 to the time of its sale in February 2016. As Senior Vice President, General Counsel & Corporate Secretary of Canadian Oil Sands Limited, she was responsible for legal, human resources and administration and a member of the executive team focused on strategy and risk management. From 2003 to 2016, she was a director of Syncrude Canada Ltd., where she served as chair of the Human Resources and Compensation Committee and as a member of the Pension Committee. She serves on the Executive Committee of the Calgary chapter of the Institute of Corporate Directors and is a member of the Alberta Securities Commission. Ms. Curran holds a Bachelor of Arts Degree in English and a Bachelor of Laws degree (both with distinction) from the University of Saskatchewan and the ICD.D designation from the Institute of Corporate Directors.

Naveen Dargan - 62	Baytex Board and Board Committees			Meeting Attendance (2019)
	Board of Directors			7 of 7	100%
	Audit Committee (Chair)			5 of 5	100%
	Reserves & Sustainability Committee (Member)			1 of 1	100%

	Annual General Meeting Voting Results			Other Public Co. Boards
		Year	Votes in Favour	None
		2019	92.82%
		2018	94.80%

	Common Shares and Share Awards Held as at March 1			Share Ownership Target
	Year	Share Awards (#)	Shares (#)	Meets Target
Calgary, Alberta Director since 2003 Independent	2020	126,770	480,719	Yes
	2019	79,582	444,574
	2018	65,927	418,150

Mr. Dargan has been an independent businessman since June 2003.  Prior thereto, he worked for over 20 years in the investment banking business, finishing his investment banking career as Senior Managing Director and Head of Energy Investment Banking for Raymond James Ltd.  Since 2003, Mr. Dargan has served on various boards for companies in the Energy industry, Energy Services Industry and one Philanthropic Organization.  Mr. Dargan holds a Bachelor of Arts (Honours) degree in Mathematics and Economics from Queen's University, a Master of Business Administration degree from the Schulich School of Business at York University and a Chartered Business Valuator designation.

8

Don G. Hrap - 60	Baytex Board and Board Committees			Meeting Attendance (2019) (1)
	Board of Directors			n/a	n/a

	Annual General Meeting Voting Results			Other Public Co. Boards
		Year	Votes in Favour	None
		2019	n/a

	Common Shares and Share Awards Held as at March 1			Share Ownership Target
	Year	Share Awards (#)	Shares (#)	Meets Target
Houston, Texas Director since 2020 Independent	2020	-	-	In Progress

Mr. Hrap is an independent businessman with over 35 years of experience in the oil and gas industry. Most recently, he was the President, Lower 48 at ConocoPhillips, a position he held from 2009 - 2018. While at ConocoPhillips Mr. Hrap also served as president of the Lower 48 and Latin America, and prior to that, senior vice president of Western Canada Gas with the company. He joined ConocoPhillips in 2006 through the merger with Burlington Resources, serving as senior vice president of operations for Burlington Canada. Earlier, he was vice president for the North American Division at Gulf Canada Resources, where he worked for 17 years. Mr. Hrap is a director of Tall City Exploration III LLC, a Permian focused oil and gas exploration and production company, WildFire Energy I LLC and serves as an industry advisor to Warburg Pincus, a private equity firm. He is a former chairman and currently serves as a member of the API Upstream Committee, is an At-Large Director for the Independent Petroleum Association of America (IPAA) and a member of the executive committee of the U.S. Oil and Gas Association. Mr. Hrap graduated from the University of Manitoba with a Bachelor of Science in Mechanical Engineering in 1982. In 1995, he graduated from the University of Calgary with a Master in Business Administration.

Note:
(1)     Appointed as a director on March 3, 2020.

Edward D. LaFehr - 60	Baytex Board and Board Committees			Meeting Attendance (2019)
	Board of Directors			7 of 7	100%

	Annual General Meeting Voting Results			Other Public Co. Boards
		Year	Votes in Favour	TransGlobe Energy Corporation
		2019	96.81%
		2018	96.78%

	Common Shares and Share Awards Held as at March 1			Share Ownership Target
	Year	Share Awards (#)	Shares (#)	Meets Target
Calgary, Alberta Director since 2017 Non-Independent, Management	2020	1,711,008	762,662	Yes
	2019	1,074,844	464,444
	2018	758,332	198,883

Mr. LaFehr joined Baytex as President on July 18, 2016 and was appointed Chief Executive Officer on May 4, 2017.  Mr. LaFehr has 35 years of experience in the oil and gas industry working with Amoco, BP, Talisman and the Abu Dhabi National Energy Company ("TAQA") in various geographies.  Before joining Baytex, Mr. LaFehr was President of TAQA's North American oil and gas business which led to his subsequent role as Chief Operating Officer of TAQA, globally.  Prior to this, he served as Senior Vice President for Talisman Energy, accountable for its Canadian business.  He has served on several Boards including the Canadian Association of Petroleum Producers (CAPP) Board of Governors 2014-2016 and he joined the Exploration and Production Association (EPAC) in 2018. In March 2019, Mr. LaFehr was appointed as a Director of TransGlobe Energy Corporation, an exploration and production company headquartered in Calgary whose activities are concentrated in Egypt.  Mr. LaFehr holds Masters degrees in geophysics and mineral economics from Stanford University and the Colorado School of Mines, respectively.

9

Jennifer A. Maki - 49	Baytex Board and Board Committees			Meeting Attendance (2019)
	Board of Directors			3 of 3	100%
	Audit Committee (Member)			1 of 1	100%
	Human Resources & Compensation Committee (Member)			3 of 3	100%

	Annual General Meeting Voting Results			Other Public Co. Boards
		Year	Votes in Favour	Franco Nevada Corporation
		2019	n/a

	Common Shares and Share Awards Held as at March 1			Share Ownership Target
	Year	Share Awards (#)	Shares (#)	Meets Target
North York, ON Director since 2019 Independent	2020	108,850	75,000	In Progress

Ms. Maki joined the Board on September 9, 2019. Most recently she served as Chief Executive Officer of Vale Canada and Executive Director of Vale – SA – Base Metals (2014 to 2017) and previously held several other positions with Vale Base Metals, including Chief Financial Officer & Executive Vice-President (2007-2014) and Vice-President & Treasurer, and with Inco Limited as Assistant Controller. Ms. Maki participated actively in managing Vale's Base Metals businesses outside Canada as a member of the Board of Commissioners (2007 to 2017) of PT Vale Indonesia Tbk, serving as its President Commissioner (2014 to 2017), and as a director of Vale Nouvelle-Caledonie SAS. She was also Chair of Vale Canada’s Pension Committee (2007-2017). Before joining Vale/Inco, she worked at PricewaterhouseCoopers LLP for 10 years in roles of increasing responsibility. She has been a director of Next Generation Manufacturing Canada (a not-for-profit organization) since September 2018 and is currently a Director at Franco-Nevada Corporation. She also holds the ICD.D designation from the Institute of Corporate Directors. She has a Bachelor of Commerce degree from Queen’s University and a postgraduate diploma from the Institute of Chartered Accountants, both in Ontario, Canada.

Gregory K. Melchin - 66	Baytex Board and Board Committees			Meeting Attendance (2019)
	Board of Directors			7 of 7	100%
	Audit Committee (Member)			5 of 5	100%
	Reserves & Sustainability Committee (Member)			1 of 1	100%
	Nominating & Governance Committee (Member)			3 of 3	100%

	Annual General Meeting Voting Results			Other Public Co. Boards
		Year	Votes in Favour	Total Energy Services Inc.
		2019	91.57%	ENMAX Corporation
		2018	96.00%

	Common Shares and Share Awards Held as at March 1			Share Ownership Target
	Year	Share Awards (#)	Shares (#)	Meets Target
Calgary, Alberta Director since 2008 Independent	2020	126,770	145,646	Yes
	2019	79,582	109,501
	2018	65,927	83,077

Mr. Melchin is currently the Chairperson of the Board of Directors of ENMAX Corporation, a municipally-owned utility and a Director of Total Energy Services Inc.  He was a member of the Legislative Assembly of Alberta from March 1997 to March 2008.  Among his various assignments with the Government of Alberta, he was Minister of Energy, Minister of Seniors and Community Supports and Minister of Revenue. Prior to being elected to the Legislative Assembly of Alberta, he served in various management positions for 20 years in the Calgary business community.  Mr. Melchin holds a Bachelor of Science degree (major in accounting), a Fellow Chartered Accountant designation from the Institute of Chartered Accountants of Alberta and the ICD.D designation from the Institute of Corporate Directors.

10

David L. Pearce - 65	Baytex Board and Board Committees			Meeting Attendance (2019)
	Board of Directors			7 of 7	100%
	Reserves & Sustainability Committee (Chair)			1 of 1	100%
	Nominating & Governance Committee (Member)			3 of 3	100%

	Annual General Meeting Voting Results			Other Public Co. Boards
		Year	Votes in Favour	Headwater Exploration Inc.
		2019	96.10%
		2018	n/a

	Common Shares and Share Awards Held as at March 1			Share Ownership Target
	Year	Share Awards (#)	Shares (#)	Meets Target
Calgary, Alberta Director since 2018 Independent	2020	119,273	188,854	In Progress
	2019	56,155	177,609

Mr. Pearce has been working with the Private Equity Energy firm Azimuth Capital Management since July 2014 as Deputy Managing Partner. He was an Operating Partner with the Azimuth predecessor KERN Partners from November 2008 to July 2014. Mr. Pearce was a director of Raging River Exploration Inc. from March 2012 to August 2018. He was with Northrock Resources Ltd. from June 1999 to January 2008 where he held several senior officer positions and most recently was the President and Chief Executive Officer. Prior thereto Mr. Pearce worked in various Management roles at Fletcher Challenge Canada, Amoco Canada and Dome Petroleum.  Mr. Pearce has a Bachelor of Science in Mechanical Engineering (Honors) from the University of Manitoba.

11

Director Experience and Background
The following table outlines the experience and background of, but not necessarily the technical expertise of, our proposed directors based on information provided by such individuals.

Skills Matrix
	Bly	Curran	Dargan	LaFehr	Hrap	Maki	Melchin	Pearce	Total (of 8)
Enterprise Management	✓	✓	✓	✓	✓	✓	✓	✓	8
Business Development	✓	✓	✓	✓	✓	✓	✓	✓	8
Financial Literacy	✓	✓	✓	✓	✓	✓	✓	✓	8
Corporate Governance	✓	✓	✓	✓	✓	✓	✓	✓	8
Change Management	✓	✓	✓	✓	✓	✓		✓	7
Operations	✓	✓		✓	✓		✓	✓	6
HS&E Management	✓	✓		✓	✓		✓	✓	6
Financial Experience		✓	✓	✓		✓	✓	✓	6
Non-Canadian Resource Experience	✓			✓	✓	✓		✓	5
Human Resources	✓	✓	✓	✓	✓	✓	✓	✓	8
Reserves Evaluation	✓			✓	✓			✓	4
Risk Evaluation	✓	✓	✓	✓	✓	✓	✓	✓	8
Notes:

(1)	Enterprise Management – senior executive experience leading an organization or major business line.

(2)	Business Development – experience identifying value creation opportunities.

(3)	Financial Literacy – ability to critically read and analyze financial statements.

(4)	Corporate Governance – understanding of the requirements of good corporate governance usually gained through experience as a senior executive or a board member of a public organization.

(5)	Change Management – experience leading a major organizational change or managing a significant merger or acquisition.

(6)	Operations – experience with oil and gas operations.

(7)	HS&E Management – understanding of the regulatory environment surrounding health, safety and environmental matters in the oil and gas industry.

(8)	Financial Experience – experience in financial accounting and reporting and corporate finance.

(9)	Non-Canadian Resource Experience – experience in a multi-national organization providing an understanding of the challenges faced in a different cultural, political or regulatory environment.

(10)	Human Resources – management or executive experience with responsibility for human resources.

(11)	Reserves Evaluation – experience with or executive responsibility for oil and gas reserves evaluation.

(12)	Risk Evaluation – experience in evaluating and managing the variety of risks faced by an organization.

12

Board Composition
The following table shows the composition of our directors by age, tenure, gender and independence.

	Bly	Curran	Dargan	LaFehr	Hrap	Maki	Melchin	Pearce	2019	2018
Age (years)	60	57	62	60	60	49	66	65	Average
									60	58
Tenure (years)	3	4	17	3	New	New	12	1	Average
									5	4.5
Gender Male	✓		✓	✓	✓		✓	✓	6 (75%)	7 (87.5%)
Female		✓				✓			2 (25%)	1 (12.5%)
Independence	✓	✓	✓	CEO	✓	✓	✓	✓	7 (87.5%)	6 (75%)
Equity Ownership - Directors
Share ownership guidelines are one way directors demonstrate their commitment to Baytex's long-term success and alignment with shareholders. The share ownership guideline for all directors is equal to three times: (i) the annual retainers paid to such director; plus (ii) their annual share award grant. The level of ownership must be attained by each director within three years of when he or she is first elected or appointed. Only shares owned are counted toward the guideline, this excludes share awards that have been granted but have not yet vested. A director meets the guidelines if either the market value or the adjusted cost base of their common shares exceeds their ownership guideline. As of March 19, 2020, all directors have met, or are on track, to meet the share ownership guidelines.

Director Nominees	Principal Position	Ownership Value Guideline ($)	Guideline Met (Y) or In Progress (IP)
Mark R. Bly (1)	Chair of the Board	750,000	IP
Trudy M. Curran	Director	519,000	Y
Naveen Dargan	Director	562,500	Y
Don G. Hrap	Director	495,000	IP
Edward D. LaFehr (2)	President and CEO	1,725,000	Y
Jennifer A. Maki	Director	517,500	IP
Gregory K. Melchin	Director	517,500	Y
David L. Pearce	Director	519,000	IP
Note:

(1)
Prior to his appointment as Chair of the Board on December 4, 2019, Mr. Bly met his ownership guideline of $594,000. His guideline increased to $750,000 as a result of the increased retainer associated with his new role as Chair of the Board. Mr. Bly has three years from the date of the appointment to reach the increased guideline.

(2)    As an officer, Mr. LaFehr's ownership guideline is three times his annual salary.

Additional Disclosure Relating to Proposed Directors
To the knowledge of our directors and executive officers, none of our proposed directors is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including us), that was subject to a cease trade order (including a management

13

cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), that was issued while that person was acting in the capacity as director, chief executive officer or chief financial officer or was subject to an Order that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Other than as disclosed below, none of our proposed directors is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including us) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets or has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
Mr. Dargan, a director of Baytex, was formerly a director of Tervita Corporation (a private environmental solutions company). Tervita made a proposal under the Canada Business Corporations Act on September 14, 2016 and a voluntary filing under Chapter 15 of the United States Bankruptcy Code on October 20, 2016, which resulted in a plan of arrangement under the Canada Business Corporations Act. Mr. Dargan resigned as a director of Tervita on December 13, 2016.
In addition, none of our proposed directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making investment decisions.
Director Compensation
The Human Resources and Compensation Committee of the Board (the "HRC Committee") is responsible for the development and implementation of a compensation plan for directors who are not also officers of Baytex. Officers of Baytex who are also directors are not paid any compensation for acting as a director and director compensation described in this section refers to compensation received by the directors who are not also officers of Baytex. In addition, no performance awards have been granted to any non-officer director since December 2016 when the Board established a policy of only granting restricted awards to non-officer directors.
The main objectives of our directors' compensation plan are to:

•	Attract and retain the services of the most qualified individuals.

•
Compensate the directors in a manner that is commensurate with the risks and responsibilities assumed in Board and committee membership and at a level that approximates the median compensation paid to directors of an industry-specific peer group.

•	Align the interests of directors with our shareholders.
To meet and maintain these objectives, the HRC Committee annually performs a review of the directors' compensation plan, which includes surveying the compensation paid to directors of an industry-specific peer group (see our 2019 Compensation Peer Group on page 27). The HRC Committee recommends any changes to the compensation plan to the Board for consideration and, if deemed appropriate, approval.

14

The following table sets forth the principal elements of the compensation plan for directors for the 2019 year and at present. In addition, directors were reimbursed for any expenses incurred to attend a Board or committee meeting.

Compensation Components for Non-Officer Directors	($)
Chairman - Annual	125,000
Board Member - Annual	40,000
Lead Independent (only when Chairman is non-independent) - Annual (1)	15,000
Committee Chair Retainers - Annual:
Audit (2)	15,000
Human Resources and Compensation	8,000
Nominating and Governance	8,000
Reserves	8,000
Audit Committee Member Retainer – Annual (3)	7,500
Restricted Share Award Grant Value – Annual (4)	125,000
Meeting Attendance Fee	1,500
Travel Fee – for travel outside of home province/state (for more than four hours round trip) to attend a meeting	1,500
Notes:

(1)	Reduced from $25,000 to $15,000 effective as of March 5, 2019.

(2)	Reduced from $25,000 to $15,000 effective as of March 5, 2019.

(3)	Reduced from $10,000 to $7,500 effective as of March 5, 2019.

(4)	Reduced from $150,000 to $125,000 for 2019.
Total Compensation Summary
The following table sets forth the total compensation paid to the directors for the year ended December 31, 2019.

Director Nominees	Fees Earned ($)	Share-Based Awards (1) ($)	Total ($)
Mark R. Bly	97,397	125,000	222,397
Trudy M. Curran	67,978	125,000	192,978
Naveen Dargan	76,278	125,000	201,278
Don G. Hrap (2)
Jennifer A. Maki (2)	28,146	39,041	67,187
Gregory K. Melchin	71,944	125,000	196,944
David L. Pearce	64,500	125,000	189,500
Total	406,243	664,041	1,070,284

15

Past Directors
Gary R. Bugeaud (3)	17,578	125,000	142,578
Raymond T. Chan (3)	22,422	125,000	147,422
Kevin D. Olson (3)	50,409	125,000	175,409
Neil J. Roszell (3)	135,329	125,000	260,329
Total	225,738	500,000	725,738
Notes:

(1)	This column shows the total compensation value that was awarded as restricted awards. The actual value realized pursuant to such restricted awards may be greater or less than the indicated value.

(2)	Ms. Maki was appointed to the Board on September 9, 2019 and received pro rated compensation for 2019. Mr. Hrap was appointed on March 3, 2020 and did not receive any compensation in 2019.

(3)
Mr. Bugeaud and Mr. Chan did not stand for re-election to the Board on May 2, 2019. Mr. Olson resigned from the Board on September 24, 2019 and Mr. Roszell resigned from the Board on December 4, 2019. Each received prorated fees for 2019.

Fees Paid
The following table provides a detailed breakdown of the fees paid to our directors for the year ended December 31, 2019. Fees are paid on a quarterly basis.

Director Nominees	Board Retainer ($)	Chair of the Board Retainer ($)	Lead Independent Director Retainer ($)	Committee Chair Retainer ($)	Audit Committee Member Retainer ($)	Meeting Attendance and Travel Fees ($)	Total Fees Earned ($)
Mark R. Bly (1)	37,000	9,171	11,250	6,578	1,778	31,620	97,397
Trudy M. Curran	40,000			6,978		21,000	67,978
Naveen Dargan	40,000			16,778		19,500	76,278
Don G. Hrap (2)
Jennifer A. Maki (2)	12,333				2,313	13,500	28,146
Gregory K. Melchin	40,000				7,944	24,000	71,944
David L. Pearce	40,000			8,000		16,500	64,500
Total	209,333	9,171	11,250	38,334	12,035	126,120	406,243

Past Directors
Gary R. Bugeaud (3)	13,556			1,022		3,000	17,578
Raymond T. Chan (3)	13,556		4,444	1,422		3,000	22,422
Kevin D. Olson (3)	29,444				5,965	15,000	50,409
Neil J. Roszell (3)		115,829				19,500	135,329
Total	56,556	115,829	4,444	2,444	5,965	40,500	225,738
Notes:

(1)
Mr. Bly was appointed lead independent director on May 5, 2019 and then appointed Chair of the Board on December 4, 2019. Mr. Bly also serves as a director of our indirect, wholly owned, subsidiary, Baytex Energy USA, Inc. In this capacity he is paid meeting attendance fees of US$1,200 per meeting. This fee has been converted to Canadian dollars using an exchange rate of 1.30 CAD/US. He attended two such meetings in 2019.

(2)	Ms. Maki was appointed to the Board on September 9, 2019 and received prorated fees for 2019. Mr. Hrap was appointed on March 3, 2020 and did not receive any compensation in 2019.

(3)
Mr. Bugeaud and Mr. Chan did not stand for re-election to the Board on May 2, 2019. Mr. Olson resigned from the Board on September 24, 2019 and Mr. Roszell resigned from the Board on December 4, 2019. Each received prorated fees for 2019.

16

Equity Based Compensation
We have a full-value share award plan pursuant to which we may grant restricted share awards and performance share awards. We do not grant stock options and non-officer directors are only granted restricted share awards. The Share Award Incentive Plan contains the following restrictions on director participation: (1) the number of common shares issuable pursuant to the Share Award Incentive Plan to non-officer directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares; and (2) the value of all share awards granted to any non-officer director during a calendar year, as calculated on the date of grant, cannot exceed $150,000. For further information, see "Schedule B – Baytex Share Award Incentive Plan".
On December 14, 2018, the HRC Committee approved the issuance of $125,000 worth of restricted share awards to all non-officer directors. These awards were granted on January 18, 2019 with an issue date schedule of one-third on each twelfth month anniversary of the grant date (with the last issuance to occur 36 months following the grant date). Ms. Maki received a pro rated grant of $39,041 worth of restricted share awards. These awards were granted on November 4, 2019 with an issue date schedule of one-third on January 18, 2021 and one-third on each twelve month anniversary of the initial vesting. Edward D. LaFehr is our President and Chief Executive Officer and, in accordance with our policy, is not granted additional compensation to serve as a director.
Share-Based Awards
The following table provides information about share-based awards outstanding for our non-officer directors as at December 31, 2019 and provides the value of share-based awards that vested during 2019.

Director Nominees	Value of share-based awards that vested during the year (1) ($)	Number of shares or units of shares that have not vested (#)	Market value of share-based awards that have not vested (2) ($)
Mark R. Bly	28,236	65,156	121,842
Trudy M. Curran	54,720	69,372	129,726
Naveen Dargan	64,150	69,371	129,724
Don G. Hrap
Jennifer A. Maki		25,517	47,717
Gregory K. Melchin	64,150	69,371	129,724
David L. Pearce	16,533	53,909	100,810
Total	227,789	352,696	659,543

Past Directors
Gary R. Bugeaud	161,279
Raymond T. Chan	254,801
Kevin D. Olson	135,268
Neil J. Roszell	83,043
Total	634,391
Notes:

(1)
Calculated by multiplying the number of common shares received upon the conversion of the performance awards and the restricted awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the issue date.

(2)
Calculated by multiplying the number of share awards by the closing price of the common shares on the TSX on December 31, 2019 ($1.87). The calculated value does not include the value of dividend equivalents on the underlying awards.

17

SHAREHOLDER ENGAGEMENT
Independent Director Shareholder Engagement
In 2019, Baytex embarked on an independent director led shareholder engagement effort to speak directly with our shareholders. This engagement effort was carried out by Mark Bly and Trudy Curran. At the time, Mr. Bly was our Lead Independent Director and Chair of the HRC Committee; he is now Chair of the Board. Ms. Curran was and remains Chair of the Nominating and Governance Committee and a member of the Human Resources and Compensation Committee.
We contacted investors who represented approximately 30% of our shareholders and investors representing approximately 20% of our shareholders took the time to speak with us and provide feedback. In each case the directors offered to meet with the investors in person or by conference call. We also spoke to the proxy advisory firms ISS (Canada) and Glass Lewis. The feedback received was then presented to the rest of the Board.
In our conversations, we discussed Baytex's governance, sustainability and executive compensation programs.

Governance
The shareholders we spoke to were positive about the Board refreshment that had occurred following the Raging River merger. They emphasized to us the importance of having a diverse Board that is not dominated by long-tenured members and having directors whose skills and experience are pertinent to the Corporation's strategy.
Subsequent to the shareholder engagement, we further enhanced the composition of our Board.

•
In September of 2019, we announced the appointment of Jennifer Maki as a director and, as a result, added a highly skilled individual to our Board with extensive experience in mining (another extractive industry) while also surpassing our Board gender diversity target.

•	In March of 2020, we appointed Don Hrap as a director, adding another highly skilled individual with a deep knowledge of the oil and gas industry in North America.

•	The average tenure of our directors is five years, with a balance of new and longer serving directors.

•	The size of our Board did not increase. All of our directors are engaged and bring demonstrable skills to the Board, allowing us to be efficient and cost effective.
Sustainability
Shareholders emphasized to us that engagement with respect to sustainability is key for all companies, especially for Canadian companies engaged in the oil and gas sector.
We recognize that developing our assets environmentally and socially responsibly is critical to our business. In 2019, we continued our excellent health, safety and environmental performance and published our fourth biennial corporate sustainability report. In this report we demonstrate our commitment to transparency and to managing the environmental and social impacts of our business.
Some highlights from that report include:
•The establishment of a target to reduce our GHG emissions intensity by 30% by 2021.
•55% reduction in lost time incident frequency over 5 years.

•	99.1% routine gas conservation in Peace River.

•	$32 million in contracts awarded to indigenous contractors and companies in 2017-2018.

•	76% reduction in spill volumes over 5 years.
The report can be viewed online at: www.baytexenergy.com/files/pdf/sustainability/Baytex-Energy-CSR-Report_WEB.pdf

18

In addition, our GHG intensity reduction target has been incorporated into our annual bonus (STIP) scorecard for 2020. As a result, our success with respect to this target will impact the annual bonuses received by our executives and staff. We believe our safety and environmental leadership will serve us well as we continue to adapt to changing market conditions.
Executive Compensation
Our approach to executive compensation was a key topic of discussion with investors during the shareholder engagement. We made a number of changes to our executive compensation program in 2019 and we wanted feedback on these changes along with additional feedback to help us understand the outcome from our 2019 say-on-pay vote. A summary of what we heard from shareholders, the key changes made in 2019 and the additional changes made for 2020 regarding our executive compensation program, is provided in the "Response to Shareholder Feedback Regarding Executive Compensation" section that begins on page 20 of this information circular.
Ongoing Shareholder Engagement
In addition to the independent director led shareholder engagement carried out in 2019, Baytex regularly conducts an active shareholder engagement program through a variety of means.
Baytex communicates regularly with shareholders through annual and quarterly reports, news releases, its corporate responsibility report, through Baytex’s website www.baytexenergy.com and through other disclosure and regulatory documents filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Baytex’s management team regularly attend investor conferences and meet with institutional shareholders. Baytex webcasts its annual shareholder meeting as well as its quarterly conference calls. Further, investors may contact Baytex’s investor relations department by letter, e-mail or phone on a continuing basis.
The Board also recognizes that it is important for the Board to communicate with shareholders, including organizations that represent or advise shareholder on matters of governance. Those shareholders, employees and other interested parties wishing to communicate directly with the Board on questions or concerns related to compensation and governance may do so through the Chair of the Board or the Chair of either the Human Resources and Compensation Committee or the Nominating and Governance Committee.
You can contact us by writing to Baytex Energy, 2800, 520 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, by email at investor@baytexenergy.com or by telephone at 1-800-524-5521.

19

EXECUTIVE COMPENSATION

Response to Shareholder Feedback Regarding Executive Compensation
Fellow Shareholders,
In the fall of 2018, the Board of directors initiated a review of our executive compensation program to ensure alignment with the current realities of the Canadian Oil and Gas sector and with the desire to properly incentivize our management team as they pursue the strategy we believe will deliver shareholder returns.
As a first step we implemented a number of changes in program design for 2019. As a second step we engaged Hugessen Consulting Inc., an independent Human Resources consulting firm, to complete a review of our executive compensation programs and help us assess our program design against current trends and practices in the sector. Finally, we conducted an outreach to shareholders to share the changes made for 2019, as well as to get their perspectives on the components of our executive compensation program.
The HRC Committee considered all the feedback received and further adjusted the executive compensation program design for 2020. Shareholders did not ask for dramatic revisions to our compensation plans and there was a general recognition that we had already made positive improvements. Nevertheless, we are committed to continuous improvement and will re-evaluate these programs each year.
2019 Decisions and Outcomes
Before reviewing the feedback we received and the further adjustments made, I would like to highlight some of the decisions and outcomes made with respect to this year's compensation.

•	2019 bonuses were capped at 1.00, in accordance shareholder return modifier added for 2019, and subsequently reduced by 25% following the oil price impacts of COVID-19.

•	Payout multiplier for 2019 performance share awards was 0.5.

•	STIP and LTIP scorecards for 2020 were further modified to emphasize and align with financial results and shareholder experience.

•	The officer team was reduced from 11 to 7, as compared to January 1, 2019, substantially reducing the total cost of management.
Key Shareholder Concerns
The two key concerns raised by shareholders were the cash transaction bonuses paid to executives in 2018 for the Raging River merger and pay for performance alignment of the executives.
Cash Transaction Bonuses
Regarding the cash transaction bonuses, it was very plain - investors did not agree that these should have been paid. We will not pay these again.
Pay-for-Performance Alignment
We believe that our executives are appropriately aligned with the Corporation's performance, including share price performance in particular.
A substantial amount of the compensation granted to our executives is at risk (78% for CEO and an average of 74% for the rest of our NEOs). When we report executive compensation annually, we report the amount of compensation granted during the year. However, if the Corporation out-performs or under-performs then the compensation realized by our executives can and does vary dramatically from their reported compensation. Over the last three years, the percentage of compensation realized by Ed LaFehr, our President and CEO, has been substantially lower than his reported compensation.

20

In addition, our Corporation has strong equity ownership requirements. Mr. LaFehr, our President and CEO, has increased his share ownership in Baytex every year since he joined. He has now $2.3 million invested in Baytex shares, an amount that is four times his annual salary.
Shareholder Feedback
The following is a summary of what we heard and what we have changed with respect to our short term incentive plan and our long term incentive plan.

Short Term Incentive Plan (STIP)
What We Shared: Key Changes to 2019 STIP	What We Heard:
Increased Shareholder Alignment.  Added a TSR modifier to the STIP scorecard. If total shareholder return for the year is negative, the overall performance score is capped at 100%.
Greater pay at-risk.  Widened the potential payout range from 70% to 130% to 0% to 200%.
More focus on Value Creation.  We revised our 2019 STIP scorecard, changes included:
•
Materially reduced the weight of operational metrics from 80% to 45%.
•
Added new metrics:
◦
PDP recycle ratio.
◦
Increase in 2P NAV per share at constant pricing.
◦
Financial health/balance sheet strength.
◦
Strategic developments.

–
Support for the changes.
–
Historically, too much discretion applied to the STIP scorecard.
–
Reduce or eliminate measures that include management judgment.
–
More guidance on how subjectively assessed measures are scored.
–
Find a way to include sustainability.

What We Changed for the 2020 STIP
Increased Emphasis on Financial Performance.
New 2020 STIP scorecard measures:
•
Free cash flow (10%)
•
Adjusted funds flow per share (10%)
•
Return on capital employed (10%)
Discarded STIP scorecard measures:
•
Change in 2P NAV per share at constant pricing (10%)
•
Financial Health/Balance sheet (15%)

Provided clear objectives for the subjectively assessed Business Improvement measure.
STIP measure Business Improvement (20%) to be assessed against written objectives under the following headings:
•
Portfolio Optimization
•
Technology Implementation
•
Workplace Engagement

Incorporated Sustainability into Compensation.
Supplemented our HSE targets by adding a GHG emissions intensity reduction target.

21

Long Term Incentive Plan (LTIP)
What We Shared: Key Changes to 2019 LTIP	What We Heard:
2019 Amendments to the Share Award Plan.
•
Share awards now "Double Trigger".
•
Extended vesting schedule to 1/3 every 12 months (from 1/6 every 6 months).
•
Added a 0.5 mulitplier.

Revised the 2019 Scorecard.
•
Added 3 year proved plus probable recycle ratio.
•
50% of scorecard based on 3 year measures.
•
Removed operational measures to avoid overlap with operational measures in the STIP scorecard.

– Support for the changes. – LTIP should reflect shareholder experience. – Ensure that the "strategy" measures in the STIP and LTIP don't overlap. – Consider "look-forward" performance measures.
What We Have Changed for the 2020 LTIP
Increased weighting of Shareholder Returns.
Modified the 2020 LTIP scorecard to:
•
Increase the weight of relative total shareholder return measures from 50% to 60%.
•
Reduce the weight of proved plus probable recycle ratio from 25% to 20%.
•
Reduce the weight of development and execution of the strategic plan from 25% to 20%.
Eliminated potential overlap with STIP Scorecard
We established written objectives for the "Development and Execution of the Strategic Plan" measure under the 2020 LTIP scorecard that are different from the Business Improvement objectives assessed under the STIP scorecard.

Retained some 'look-back' measures.
Both Hugessen Consulting and ISS (Canada) suggested that performance measures should 'look-forward'.
Our LTIP scorecard for performance share awards in 2019 and again in 2020 includes: (i) three year total shareholder return; and (ii) three year proved plus probable recycle ratio.
As our performance share awards vest equally each year over a period of three years, the calculation of the performance multiplier for the first two vestings will include performance from years which occurs prior to the grant date.
We reviewed potential changes to the performance measures and the vesting schedule and decided to retain the current system. This was done for two main reasons:
•
If we adopted a fully forward looking plan, the recipients of the performance share awards would get to 're-start' their performance periods. In the case of the TSR measure that would result in the recipients 'losing' poor share price performance from prior years and in the case of the recycle ratio, the recipients would lose positive performance.
•
Our CEO and the majority of our officer team have been with Baytex for three or more years and we did not think it was appropriate to change the structure of our performance share awards at this juncture.

We are committed to the objectives of our compensation program which we believe are aligned with the best interests of our stakeholders. When we review our compensation program each year, we will continue to look for improvement.
For further information on how our compensation program is structured and the decisions we made this year, I would encourage you to continue reading the Executive Compensation section of this information circular.
Sincerely,
"Mark R. Bly"
Chair of the Human Resources
and Compensation Committee

22

COMPENSATION PROGRAM DESIGN
Compensation Committee
The Human Resources and Compensation Committee (HRC Committee) is composed exclusively of independent directors and is responsible for reviewing matters relating to human resource policies and compensation program for Baytex. The HRC Committee has established the following objectives for the compensation program:

•	Attracting and retaining highly capable individuals.

•	Compensation commensurate with performance.

•	Aligning the interests of management and shareholders.
The HRC Committee has been delegated authority by the Board to review and establish program design, targets and total compensation for all of the officers and staff of Baytex in the context of the general and administrative expense budget which is approved by the Board. The HRC Committee meets at least twice annually with the President and Chief Executive Officer to review the compensation program and makes recommendations to the Board for approval.
Compensation Risks
The upstream oil and gas business is very complex and highly competitive. It involves numerous known and unknown risks and uncertainties, many of which are beyond the control of management. In establishing the compensation program for Baytex, the HRC Committee's goal is to design a program that meet its stated objectives. The HRC Committee seeks to achieve this goal by:

•
Aligning the compensation framework with our annual budget and operating plans and our long-term strategic plan so that corporate objectives are a key factor in assessing the performance of our executives and employees.

•
Ensuring that a significant portion of short-term (annual cash bonuses) and long-term (share awards) incentive compensation is tied to corporate performance and, therefore, is at risk (not guaranteed) and variable year-over-year.

•
Awarding a significant portion of long-term incentive compensation in the form of performance awards which, through the payout multiplier, provides a direct link to share price performance and the achievement of pre-determined goals set by the Board.

•	Using a variety of measures to assess corporate performance, which are codified as targets in the scorecards for our short term and long term incentive compensation plans.
Named Executive Officers
For 2019, our named executive officers (NEOs) were:
Current Officers

•	Edward D. LaFehr, President and Chief Executive Officer

•	Rodney D. Gray, Executive Vice President and Chief Financial Officer

•	Chad E. Lundberg, Vice President, Light Oil

•	Kendall D. Arthur, Vice President, Heavy Oil

Former Officers (1)

•	Scott E. Rideout, Vice President, Land

•	Jason J. Jaskela, former Executive Vice President and Chief Operating Officer

•	Richard P. Ramsay, former Executive Vice President and Chief Operating Officer
Note:

(1)	Scott Rideout resigned as of February 7, 2020, Jason Jaskela was terminated as of September 24, 2019 and Richard Ramsay retired April 5, 2019.

23

How We Compensate Our Officers
Executive compensation at Baytex consists of four components: (1) base salary; (2) short-term incentive compensation (STIP); (3) long-term incentive compensation (LTIP); and (4) other benefits. Our compensation package includes both fixed and variable components in order to meet the objectives of our compensation philosophy.
A significant portion of our NEO’s total compensation is contingent upon Baytex’s financial results, operating results and share price performance. The alignment of our pay programs with performance over short and long term periods is reviewed regularly. Through the plans described below, a significant portion of the compensation for all employees, including officers, is based on corporate performance, as well as industry-competitive pay practices.

Type	Component	Objective
Fixed - not at risk	Salary	Market competitive salary
Variable - at risk	Short Term Incentive Plan (STIP)	Annual cash reward based on annual corporate and individual performance

	Restricted Share Awards (LTIP)	Alignment with shareholder interest

	Performance Share Awards (LTIP)	Alignment with with corporate performance and shareholder interest

Other Compensation	Benefits	Market competitive benefits
The following charts show the variable - at risk components of compensation relative to the salary and other compensation components of the reported compensation for our President and CEO and our other NEOs for 2019 (excluding Jason Jaskela and Richard Ramsay who left the company during the year).
Salary
Salary is an important component of the overall compensation package for officers as it is usually the largest portion of annual cash compensation. The HRC Committee benchmarks the salaries for our officers with reference to the median of salaries paid to similar officers in our peer group (see "Benchmarking" below for a description of our compensation peer group). The HRC Committee also takes into account the officer's experience, responsibility and performance in determining their salary.
Short-Term Incentive Plan (STIP)
Short-term incentive compensation, paid in the form of an annual cash bonus, represents incentive or at risk compensation which serves to motivate and align performance with the Corporation's short-term objectives and shareholder interests. To assess annual performance, we use a series of performance measures that are established at the beginning of each performance year in our STIP scorecard. The goal of the STIP scorecard is to incentivize management to meet or exceed the Corporation's objectives for the year.

24

The performance measures in the STIP scorecard are arrived at, in part, using the Corporation's budget for the year. The targets for our operational performance measures can go up or down each year depending on the type and volume of activity anticipated. Where appropriate, for instance with our health, safety and environment performance measures, we review our performance from prior years and set targets with a goal of promoting continuous improvement.
Performance measures in the STIP scorecard are scored on a range of 0% to 200%. As a result, if performance for all measures is either at or below the bottom end of the range, the overall performance score would be 0% and if performance for all measures is at or above the top end of the range, the overall performance score would be 200%. However, if the total shareholder return for Baytex's common shares during the year is negative, the overall performance score is capped at 100%, regardless of performance.
In addition, each officer has an annual bonus target, expressed as a percentage of base salary. Individual targets vary, with more senior positions having proportionately more pay at risk, reflecting the nature and impact of their contributions. For each officer, the annual bonus target is multiplied by the overall performance factor generated by the STIP scorecard. The following table sets out the target, minimum and maximum bonuses as a percentage of salary for our officers, based on their individual targets and the ability of the overall performance score to range between 0% and 200%.

Role	Minimum Bonus % of Salary	Target Bonus % of Salary	Maximum Bonus % of Salary
CEO	0%	100%	200%
Executive Vice President	0%	80%	160%
Vice President	0%	55%	110%
This overall performance score multiplied by the annual bonus target is the primary factor considered by the HRC Committee in formulating its recommendation to the Board for establishing the bonuses for our officers. However, along with this mechanical calculation, the HRC Committee retains overall discretion and will consider other factors such as personal performance, internal equity and overall market conditions.
To see the measures used to evaluate corporate performance in 2019 see "2019 STIP Scorecard" and "2019 LTIP Scorecard" below.
Long-Term Incentive Plan (LTIP)
Our LTIP consists of the restricted and performance share awards issued pursuant to our shareholder approved Share Award Incentive Plan. Restricted share awards and performance share awards may be granted to the directors, officers, employees and other service providers of Baytex. The principal purposes of the share awards are to: (i) attract and retain the qualified staff that Baytex requires; (ii) promote a proprietary interest in Baytex; and (iii) focus management of Baytex on operating and financial performance and long-term total shareholder returns.
Restricted share awards entitle the holder to be issued the number of common shares designated in the restricted award with such common shares to be issued on dates determined by the HRC Committee. The issue dates are typically one third every twelve months following the grant date. The number of common shares to be issued on the applicable issue date for a restricted award is adjusted to account for the payment of dividends (if any) from the grant date to the applicable issue date.
Performance share awards entitle the holder to be issued the number of common shares designated in the performance award multiplied by a payout multiplier, with such common shares to be issued on dates determined by the HRC Committee. The issue dates are typically one third every twelve months following the grant date and the payout multiplier is dependent on the performance of Baytex relative to corporate performance measures for a particular period. The performance multiplier for those awards granted prior to December 31, 2018 can be one of: 0.0, 1.0, 1.5 or 2.0, for performance awards granted after January 1, 2019, the multiplier can also be 0.5.

25

Each performance share award has three vesting periods equal to one-third of the total grant. On vesting in the first year following the grant, the number of shares issued is determined by multiplying the number of shares underlying the portion of performance award vesting by the payout multiplier for the most recently ended year. On vesting in the second year following the grant, the number of shares issued is determined by multiplying the number of shares underlying the portion of the performance award vesting by the average of the payout multipliers for the two most recently ended years. On vesting in the third year following the grant, the number of shares issued is determined by multiplying the number of shares underlying portion of the performance award vesting by the average of the payout multipliers for the three most recently completed years. To see the calculation of the payout multipliers applied to the 2017, 2018 and 2019 performance share awards which vested in January 2020 go to "Calculation of Performance Multipliers" on page 32.
The HRC Committee is responsible for determining the overall share award grants and the proportion of share awards allocated as restricted and performance awards. All share awards are exposed to the performance of the Corporation's share price between the grant date and vesting. However, performance share awards have a greater exposure to the Corporation's performance as a multiplier is applied at vesting that can result in the officer receiving no shares (multiplier of 0.0) in the worst case scenario or double the shares (multiplier of 2.0) in the best case scenario. The applicable multiplier is driven by the Corporation's performance against a series of performance measures established annually by the HRC Committee. The proportion of performance awards received by an officer relative to restricted awards increases with responsibility. The following table sets out the allocation of performance share awards and restricted share awards for our officer group.

Role	Performance Share Awards % of grant	Restricted Share Awards % of grant
CEO	80%	20%
Executive Vice President	75%	25%
Vice President	65%	35%
Other Benefits
The employment benefits provided to officers and employees are typical of those provided by participants in the Canadian oil and gas industry and include life, critical illness, and disability insurance and extended health and dental coverage. Officers also receive parking and certain perquisites.
Baytex has established a savings plan to assist its employees in meeting their savings goals. Under this plan, employees contribute a percentage of their gross salary to the plan each pay period. Baytex matches each employee's contributions to a maximum of 10% of their gross salary. The combined contributions are allocated by the employee to a RRSP, a spousal RRSP, a tax-free savings account or a non-registered investment account.
Peer Group Benchmarking
For Baytex to attract and retain qualified and experienced officers and employees, its overall compensation levels must be competitive with other participants in the Canadian oil and gas industry. To understand compensation practices in the marketplace management prepares, at the direction of the HRC Committee, a comparative compensation analysis for our officers and employees on an annual basis.
As part of the comparative compensation analysis, the HRC Committee is provided with (a) the results of an annual energy industry compensation survey conducted by Mercer Human Resources Consulting, an independent compensation consultant; and (b) a summary (based on publicly available information) of the compensation paid to the officers of an industry-specific peer group.
Our compensation peer group is designed to identify companies whose executives have accountability and skill sets nearest to our own. We use a larger group of companies as a comparator for relative total shareholder return comparison purposes, which is used as a performance measure in our LTIP Scorecard, as we acknowledge that, even if our operations aren't analogous, we compete for capital with a larger group of companies that are active in the oil and gas exploration industry.

26

Compensation Peer Group
Prior to the start of 2019, the HRC Committee reviewed a list of Canadian exploration and production companies that had the potential to be peers. These companies were then screened based on the following criteria: (i) within $2 billion of Baytex's enterprise value, (ii) estimated 2019 production greater than 50,000 boe/d, and (iii) estimated 2019 production of natural gas being less than 50% of total estimated production for 2019. Of the companies screened, 10 met at least two of the three criteria. The HRC Committee felt that this would result in too small of a peer group and added one larger company (Seven Generations Energy Ltd.) and one smaller company (TORC Oil & Gas Ltd.). The peer group was also reviewed by Hugessen Consulting Inc., who affirmed that it was appropriate.

2018 Compensation Peer Group	2019 Compensation Peer Group
ARC Resources Ltd.	ARC Resources Ltd.
Athabasca Oil Corporation (1)	Birchcliff Energy Ltd.
Birchcliff Energy Ltd.	Crescent Point Energy Corp. (2)
Bonavista Energy Corporation (1)	Enerplus Corporation
Enerplus Corporation	MEG Energy Corp.
MEG Energy Corp.	NuVista Energy Ltd.
NuVista Energy Ltd.	Paramount Resources Ltd.
Paramount Resources Ltd.	Peyto Exploration & Development Corp. (2)
Pengrowth Energy Corporation (1)	Seven Generations Energy Ltd. (2)
Obsidian Energy Ltd. (1)	TORC Oil & Gas Ltd. (2)
Vermilion Energy Inc.	Vermilion Energy Inc.
Whitecap Resources Inc.	Whitecap Resources Inc.
Notes:
(1)     Not included in the 2019 peer group.
(2)    New in the 2019 peer group.
Shareholder Return Peer Group
The group of companies that we use as the comparator group to measure our relative total shareholder is set out below. These companies were all of the members of the S&P/TSX Oil & Gas Exploration & Production index as of January 1, 2019. This is the sames group we used in 2018.

2019 Shareholder Return Peer Group
Advantage Oil & Gas Ltd.	NuVista Energy Ltd.
ARC Resources Ltd.	Paramount Resources Ltd.
Baytex Energy Ltd.	Parex Resources Inc.
Birchcliff Energy Ltd.	Peyto Exploration & Development Corp.
Canadian Natural Resources	PrairieSky Royalty Ltd.
Crescent Point Energy Corp.	Seven Generations Energy Ltd.
Enerplus Corporation	Tamarack Valley Energy Ltd.
EnCana Corporation	Tourmaline Oil Corp.
Freehold Royalties Ltd.	TORC Oil & Gas Ltd.
Gran Tierra Energy Inc.	Vermilion Energy Inc.
Kelt Exploration Ltd.	Whitecap Resources Inc.
MEG Energy Corp.

27

Equity Ownership - Officers
It is important for our executives to be aligned with shareholders through common share ownership. As such, our share ownership guidelines stipulate that our Chief Executive Officer is required to acquire and hold common shares having a value of at least three times his annual base salary and all other officers of the Corporation are required to acquire and hold common shares having a value of at least one times their annual base salary. In each case the ownership level is to be attained within a period of three years from the date of appointment. An officer meets these guidelines if either the market value or the adjusted cost base of their common shares exceeds their ownership guideline. We do not count share awards towards the satisfaction of these guidelines.
The following table sets out the, number of common shares held, the adjusted cost basis and ownership value guideline for each NEO who is currently employed by Baytex as at March 19, 2020.

Named Executive Officer	Principal Position	Common Shares Held	Adjusted Cost Basis ($)	Ownership Value Guideline ($)	Guideline Met (Y)
Edward D. LaFehr	President and CEO	762,662	2,310,866	1,725,000	Y
Rodney D. Gray	Executive Vice President and CFO	382,052	2,143,312	350,000	Y
Chad E. Lundberg	Vice President, Light Oil	144,955	418,920	260,000	Y
Kendall D. Arthur	Vice President, Heavy Oil	192,798	975,558	275,000	Y
Compensation Consultants and Advisors
We participated in an annual energy industry compensation survey conducted by Mercer Human Resources Consulting (an independent compensation consultant). In addition, the HRC Committee retained Hugessen Consulting Inc., an independent compensation consultant, to report on peer compensation plan design and provide feedback on our compensation structure, peer group design and executive compensation levels.

Executive Compensation Related Fees ($)	2018	2019
Hugessen Consulting Inc.		49,647
All other fees - Mercer	11,319	13,692
Total	11,319	63,339
Clawback Policy
We adopted a clawback policy effective January 1, 2019 that applies to all of our executive officers. Under this policy, if there is an accounting restatement caused by misconduct, negligence or fraud, the Board can require that an executive officer reimburse the Corporation for all or part of the incentive compensation (cash or share based awards) earned by such executive officer. Additionally, if an executive officer is found to have engaged in intentional misconduct, fraud, theft or embezzlement, the Board may require the executive officer to reimburse all, or part, of the incentive compensation received by that officer in the previous twelve months, whether or not a restatement of the financial statements has occurred.
Anti-Hedging Policy
Our Disclosure, Trading and Confidentiality Policy prohibits directors, officers, employees and individual consultants or contractors from shorting our stock. The policy specifies a prohibition on purchasing financial instruments (e.g. prepaid variable forward contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by such individuals.

28

2019 COMPENSATION DECISIONS AND PERFORMANCE ASSESSMENT
In establishing compensation levels, the HRC Committee first assesses performance at the corporate level and then assesses the individual performance of the President and Chief Executive Officer along with each of the other officers. The Chairman of the Board assists the HRC Committee with the performance assessment of the President and Chief Executive Officer. The President and Chief Executive Officer assists the HRC Committee with the performance assessment of the other officers.
Base Salaries
The HRC Committee met in December 2018 to establish base salaries for 2019. Factors considered by the HRC Committee included corporate and individual performance, the current environment for the oil and gas industry, competitive factors in the local marketplace and recent share price performance. As a result the salaries of our NEOs were held flat in 2019, other than for Chad Lundberg and Jason Jaskela who received raises in connection with their promotions to roles with greater responsibility.
Short-Term Incentive Plan (STIP)
The HRC Committee assessed the Corporation's 2019 performance relative to the short-term incentive plan scorecard. In prior years, the annual bonus had been paid on December 31 of the applicable year. For 2019, the HRC Committee elected to pay a portion of the annual bonuses on December 31 based on an initial estimate and the remainder on March 31 following confirmation of the Corporation's financial and operating results for 2019.
2019 STIP Scorecard Assessment
The HRC Committee established a scorecard of performance measures for the STIP. In 2019, we achieved strong performance on virtually all performance measures generating an STIP score of 155%. This score was capped at 100% due to our total shareholder return on the year being negative.
Each of the NEOs who remains with the Corporation was awarded a bonus at their target level. However, prior to the second payment of the annual bonuses on March 31, the demand impact of COVID-19 and the supply impact from the breakdown of the OPEC+ agreement resulted in a massive decrease in the price of oil. As a measure to reduce the Corporation's cash outlay, management requested that the 2019 annual bonus payments to the officers be reduced by 25%. This recommendation was approved by the Board.
An assessment of each measure in the 2019 STIP scorecard is set out below.
Health, Safety and Environment

•	We had an outstanding year of safe operations. We exceeded our high end targets and scored a 2.0 for each measure in the scorecard.
Corporate

•	Production of 97,680 boe/d exceeded our high end target and exploration and development expenditures of $552 million were at the low end target. As a result both scored a 2.0.

•
Controllable cash costs was one area where we did not meet expectations. Our operating costs came in slightly higher than target and scored a 0.8. Our general and administrative expenses were higher than our minimum target due to the costs associated with staff departures and scored a 0.0.

•	We had an outstanding year of PDP reserves development generating a PDP recycle ratio of 1.8x, above our high end target, resulting in a score of 2.0.

•	The HRC Committee assessed the Corporation's performance with respect to "Financial Health/Balance Sheet Strength" and awarded a score of 1.0. Specific achievements noted were:

◦	Year-over-year reduction in net debt from $2.3 billion to $1.9 billion.

◦	The extension and amendment of the Corporation's credit facilities.

◦	Hedging gains of ~$75 million.

◦	Significant preparatory work carried out in 2019 for the Corporation's high yield debt re-financing completed in Q1/2020.

29

•	A successful year of reserves development resulted in a 35% increase in our 2P NAV per share at constant pricing. This result exceeded our high end target scoring a 2.0.
Strategic Developments

•	The HRC Committee assessed the Corporation's performance with respect to "Strategic Developments" and awarded a score of 1.0. Specific achievements noted were:

◦	Completing the integration of people, culture, systems and processes arising from the Raging River merger.

◦	Generated $329 million of free cash flow.

◦	Successful implementation of waterflood and SAGD projects.

◦	Meeting and exceeding directive 84 gas conservation requirements in Peace River.

◦	Published our fourth biennial sustainability report which included our 30% GHG intensity reduction target.

◦	The transition of the reserves evaluation process to a single evaluator.
Total Shareholder Return

•	Our total shareholder return for the year was negative and as a result the initial STIP score was reduced from 155% to 100%.

2019 STIP Scorecard
Performance Measures	Weighting	Target	Result	Performance Factor
Health, Safety and Environment (15%)
Incident frequency (1)	3.75%	0.95	0.73	0.08
Lost time frequency (2)	3.75%	0.45	0.33	0.07
Spills to the environment (#)	3.75%	160	1.37	0.08
Spills to the environment (bbls)	3.75%	2,500	1,560	0.08
Corporate (70%) (3)
Production (boe/d)	10%	95,000	97,680	0.20
E&D Expenditures ($MM)	10%	600	552	0.20
Controllable cash costs (10%)
Operating Costs ($/boe)	7.5%	11.04	11.16	0.06
G&A Gross ($MM)	2.5%	43.2	46.7	0.00
PDP recycle ratio (excluding acquisitions) (4)	15%	1.2	2.1	0.30
Financial Health/Balance Sheet Strength	15%	1.0	1.0	0.15
One year increase in 2P NAV per share @ constant pricing and FX (5)	10%	12.5%	35%	0.20
Strategic Developments	15%	1	1.0	0.15
Initial Score (6)				155%
Total Shareholder Return	Negative for the year			(0.55)
Overall Performance Score				100%
Notes:

(1)	Total Recordable Injury Frequency represents the number of recordable injuries per 200,000 hours worked.

(2)	Lost Time Injury Frequency represents the number of lost time injuries per 200,000 hours worked.

(3)	See "Schedule C - Advisory Statements".

(4)	PDP recycle ratio is calculated as operating netback divided by F&D costs for our proved developed producing reserves.

(5)
2P NAV per share is the net asset value of our proved plus probable reserves calculated before tax and discounted at 10% divided by our total shares outstanding. The constant pricing assumption are $55 WTI, $13.50 WCS, $3.50 MSW and CAD/US $1.30.

(6)	May not add due to rounding.

30

Long-Term Incentive Plan (LTIP)
Our long-term incentive plan is designed to pay for performance, attract and retain qualified employees and promote alignment with shareholders. On December 5, 2018, the HRC Committee approved the annual grant of awards under the Share Award Incentive Plan for 2019. These share awards were granted on January 18, 2019. The only other grant to the NEOs was the grant of 24,272 restricted share awards and 72,816 performance share awards to Jason Jaskela on July 1, 2019 in connection with his promotion to Executive Vice President and Chief Operating Officer. This supplemental grant was approved by the HRC Committee on May 2, 2019.
The following table details the restricted and performance awards granted to each of the NEOs during 2019.

Current Officers	Restricted Awards (1) (#)	Performance Awards (1) (#)	Performance Awards as % of Total Award (%)
Edward D. LaFehr	128,302	513,208	80
Rodney D. Gray	103,774	311,321	75
Chad E. Lundberg	59,434	110,377	65
Kendall D. Arthur	72,642	134,906	65
Former Officers
Scott E. Rideout	59,434	110,377	65
Richard P. Ramsay	103,774	311,321	75
Jason J. Jaskela	109,178	327,533	75
2019 LTIP Scorecard Assessment
The HRC Committee established the performance measures listed in the table below (and the weighting of each measure) for purposes of calculating the 2019 payout multiplier. Despite our strong operational and financial performance during the year, our relative share price performance was poor. This was offset in part by a strong year of reserves development and solid performance with respect to Development and Execution of Strategic Plan.
The HRC Committee assessed Baytex's performance for 2019 against the the LTIP scorecard as follows.
Relative Shareholder Return (1-year)

•	Our share price performance was fourth quartile relative to our 2019 Shareholder Return Peer Group, resulting in a score of 0.0 on this measure.
Relative Shareholder Return (3-year)

•	Our share price performance was fourth quartile relative to our 2019 Shareholder Return Peer Group, resulting in a score of 0.0 on this measure.
Proved plus Probable (2P) Recycle Ratio (3-year)

•	Our strong reserves development during the year contributed to a 3-year 2P recycle ratio of 1.86, above our high end target and resulting in a score of 2.0.
Development and Execution of Strategic Plan

•	The HRC Committee assessed the Corporation's performance with respect to this measure and awarded a score of 0.9. Specific achievements noted were:

◦	Early retirement of US$150 million of bonds due 2021.

◦
Completion of 23 A&D transactions, including a number of swaps, which consolidated acreage in existing areas, provided meaningful exposure in a new area and resulted in the net addition of a significant number of drilling locations (booked and unbooked) all at a very attractive net cost of acquisition.

31

2019 LTIP Scorecard
Performance Measures(1)	Results / Quartile Ranking	Score	Weighting	Result
1-year Total Shareholder Return (2)	Baytex's 1-year TSR of -22.4% ranked 20 out of the 23 member companies of our shareholder return peer group resulting in a score of 0.0.	0.0	25.0%	0.00
3-year Total Shareholder Return (2)	Baytex's 3-year TSR of -71.5% ranked 21 out of the 23 member companies of our shareholder return peer group resulting in a score of 0.0.	0.0	25.0%	0.00
3-year 2P recycle ratio (3)(4)	Baytex had a 3-year 2P recycle ratio of 1.86 above the top end of the target range of 1.75, earning a score of 2.0.	2.0	25.0%	0.50
Development and execution of strategic plan	The HRC Committee evaluated management's performance and assigned a score of 0.9.	0.9	25.0%	0.23
Overall Score				0.73
2019 Performance Share Awards - Payout Multiplier (5)				0.5x
2018 Performance Share Awards - Payout Multiplier (6)				1.0x
2017 Performance Share Awards - Payout Multiplier (6)				1.0x
Notes:

(1)	All performance measured January 1 to December 31.

(2)	Total Shareholder Return determined relative to the 2019 Shareholder Return Peer Group.

(3)	Three year 2P recycle ratio is calculated as operating netback divided by F&D costs for our proved plus probable reserves over a three year period.

(4)	See "Schedule C - Advisory Statements".

(5)	For performance share awards granted after January 1, 2019 a 0.5 multiplier was added, as a result the overall score is rounded to the nearest multiplier of: 0.0, 0.5, 1.0, 1.5 or 2.0.

(6)	For the 2017 and 2018 performance share awards the overall score is rounded to the nearest multiplier of: 0.0, 1.0, 1.5 or 2.0.
Calculation of Performance Multipliers
As a result of the determination of the 2019 Payout Multipliers, with respect to the 2017, 2018 and 2019 performance share awards, the known payout multipliers for vested performance awards and ranges of potential payout multipliers for unvested performance awards are set out below.

2019 Performance Share Awards	2020 Vesting	2021 Vesting	2022 Vesting
2019 Payout Multiplier	0.5	0.5	0.5
2020 Payout Multiplier	n/a	TBD	TBD
2021 Payout Multiplier	n/a	n/a	TBD
Applied Performance Multiplier	0.5	TBD (min 0.25x - max 1.25x)	TBD (min 0.17x - max 1.5x)

2018 Performance Share Awards	2019 Vesting	2020 Vesting	2021 Vesting
2019 Payout Multiplier	1	1	1
2020 Payout Multiplier	n/a	1	1
2021 Payout Multiplier	n/a	n/a	TBD
Applied Performance Multiplier	1	1	TBD (min 0.66x - max 1.33x)

32

2017 Performance Share Awards	2018 Vesting	2019 Vesting	2020 Vesting
2019 Payout Multiplier	1	1	1
2020 Payout Multiplier	n/a	1	1
2021 Payout Multiplier	n/a	n/a	1
Applied Performance Multiplier	1	1	1
Impact of Payout Multiplier on CEO
The impact of the 0.5 payout multiplier for the 2019 share awards on the number of share awards that vested for our President and CEO, Ed LaFehr on his annual vesting in January 2020 is shown below. This multiplier was added to our share award incentive plan in 2019 as a part of our effort to enhance alignment between corporate performance and executive compensation.
Notes:

(1)
Opportunity shows the number of share awards that Mr. LaFehr would have vested in January 2020 if the 2019 payout multiplier had been a 2.0, while retaining the already determined 2017 and 2018 payout multipliers of 1.0 and 1.0.

(2)
Target shows the number of share awards that Mr. LaFehr would have vested in January 2020 if the 2019 payout multiplier had been a 1.0, while retaining the already determined determined 2017 and 2018 payout multipliers of 1.0 and 1.0.

(3)	Realized shows the number of share awards that actually vested for Mr. LaFehr.
General and Administrative Expenses
As an additional check on the reasonableness of overall compensation at Baytex, the HRC Committee reviews our general and administrative costs per unit of production. Over the the last three years Baytex has shown substantial improvement in its general and administrative costs per unit of production.

	2017	2018	2019
General and Administrative expense - full year ($ per boe)	1.85	1.56	1.28

33

Cost of Management Ratios
The cost of management ratios below provide another reference point with which to assess compensation paid to our NEOs. The table below shows the reported compensation awarded to our NEOs as a percentage of cash flow from operations for each year and on a per boe basis.

	2017	2018	2019
Total NEO compensation ($) (1)	8,936,123	9,208,400	7,558,250
Cash flow from operations	325,208,000	485,322,000	834,939,000
Annual Production (boe/d)	70,242	80,458	97,680
Cost of management ratio (% of cash flow)	2.75%	1.90%	.91%
Cost of management ratio ($ per boe)	0.35	0.31	0.22
Notes:

(1)
Total NEO compensation has been normalized to include only those five NEOs who remained with the Corporation at the end of each year. For 2017, compensation earned by James L. Bowzer is excluded as he retired as CEO on May 4, 2017.  For 2019, compensation earned by Richard Ramsay and Jason Jaskela is excluded as Mr. Ramsay retired on April 4, 2019 and Mr. Jaskela was terminated on September 24, 2019.

Performance Graph
The following graph presents the five-year cumulative total return from an investment of $100 in each of Baytex, the S&P/TSX Oil & Gas Exploration & Production Index, the S&P/TSX Composite Index and the S&P 500 Index on December 31, 2014, assuming reinvestment of dividends.

34

Reported vs. Realized Compensation

The variance between reported compensation and realized compensation reflects the exposure of our officers to the impact of changes to our share price. The following table illustrates the difference between the reported pay and the realized pay of our currently employed NEOs for the last three years.

Name and Principal Position	Year	Total Reported "As Granted" Compensation ($) (2)	Total Realized Compensation ($) (3)	Realized vs. Reported Compensation ($)	Realized as a Percentage of Reported Compensation
Edward D. LaFehr President and Chief Executive Officer (1)	2019	2,763,750	1,829,129	(934,121)	66%
	2018	3,243,500	2,568,590	(674,910)	79%
	2017	2,934,953	1,804,868	(1,130,085)	61%
Rodney D. Gray Executive Vice President and Chief Financial Officer	2019	1,695,000	1,027,233	(667,767)	61%
	2018	1,996,950	1,564,116	(432,834)	78%
	2017	1,925,835	1,013,759	(912,076)	53%
Chad E. Lundberg Vice President, Light Oil Business Unit	2019	1,096,000	911,701	(184,299)	83%
	2018	825,408	466,027	(359,381)	56%
	2017	n/a	n/a	n/a	n/a
Kendall D. Arthur Vice President, Heavy Oil	2019	972,500	596,747	(375,753)	61%
	2018	992,500	749,344	(243,156)	76%
	2017	823,835	589,982	(233,853)	72%
Notes:

(1)	Mr. LaFehr commenced employment with Baytex on July 18, 2016 and he was appointed Chief Executive Office on May 4, 2017. 2018 was his first full year as President and Chief Executive Officer.

(2)	Represents the total compensation received by the officer as reported in the Summary Compensation Table for the applicable year.

(3)
Represents the income included in the Summary Compensation Table that is reported as income on the officer's tax slip for the applicable year, plus the amount of any bonus earned for the year, the payment of which was deferred to the following year. This adjustment has been made so as to include the full amount of the 2019 bonus which was paid in part on December 31, 2019, with thre remainder scheduled to be paid on March 31, 2020. Annual bonuses earned for 2017 and 2018 were paid on December 31 of those years.

35

EXECUTIVE COMPENSATION TABLES
The following table sets forth information concerning the compensation paid to all of our Named Executive Officers for the three most recently completed financial years.

Summary Compensation Table ($)
Name and Principal Position	Year	Salary	Share-based Awards (1)	Non-equity Annual Incentive Plan (2)	All Other Compensation (3)	Total Compensation
Edward D. LaFehr (4) President and Chief Executive Officer	2019	575,000	1,700,000	431,250	57,500	2,763,750
	2018	575,000	1,772,250	838,750	57,500	3,243,500
	2017	549,503	1,640,500	440,000	304,950	2,934,953
Rodney D. Gray Executive Vice President and Chief Financial Officer	2019	350,000	1,100,000	210,000	35,000	1,695,000
	2018	350,000	1,146,750	465,200	35,000	1,996,950
	2017	350,000	1,284,835	256,000	35,000	1,925,835
Chad E. Lundberg Vice President, Light Oil Business Unit	2019	260,000	450,000	120,000	266,000	1,096,000
	2018	84,462	450,000	42,500	248,446	825,408
	2017	n/a	n/a	n/a	n/a	n/a
Kendall D. Arthur Vice President, Heavy Oil	2019	275,000	550,000	120,000	27,500	972,500
	2018	275,000	521,250	168,750	27,500	992,500
	2017	275,000	393,335	128,000	27,500	823,835
Scott E. Rideout (5) Former Vice President, Land	2019	260,000	450,000	55,000	266,000	1,031,000
	2018	84,462	450,000	42,500	248,446	825,408
	2017	n/a	n/a	n/a	n/a	n/a
Jason J. Jaskela (5) Former EVP & COO	2019	232,820	1,100,000	n/a	442,582	1,775,402
	2018	104,474	600,000	70,000	10,447	784,921
	2017	n/a	n/a	n/a	n/a	n/a
Richard P. Ramsay (5) Former EVP & COO	2019	105,000	1,100,000	n/a	1,591,706	2,796,706
	2018	390,000	1,146,750	365,200	39,000	1,940,950
	2017	390,000	1,284,835	256,000	39,000	1,969,835
Notes:

(1)
This column shows the total compensation value that was awarded as restricted share awards and performance share awards. The actual value realized pursuant to such restricted share awards and performance share awards may be greater or less than the indicated value. See "Schedule B - Share Award Incentive Plan" for a description of the features of these awards.

For share-based awards granted in 2019, the actual number of share awards granted was determined by dividing the intended dollar amount of the grant by the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding the grant date. The grant date fair values in 2019 were $2.65 on January 18 and $2.06 on July 1. For share-based awards granted in 2018 and 2017 a fixed number of share awards were granted. The grant date fair values in 2018 were $4.17 on January 18, $4.40 on July 1 and $3.71 on August 23 and in 2017 were $5.93 on January 18 and $3.16 on July 1, 2017. The grant date fair value presented for these awards is consistent with the fair value used for accounting purposes.

(2)
For 2019, represents the annual cash bonus earned for 2019 that was paid, in part, December 31, 2019 with the remainder to be paid on March 31, 2020 and represents a 25% reduction from the awarded amount as a response to the substantial drop in oil prices which occurred during March 2020. The 2019 amount for Scott Rideout reflects his forfeiture of the second portion of the payment due to his resignation February 7, 2020. For 2018, represents both the annual bonus earned for 2018 and paid December 31, 2018 and the Raging River transaction bonuses of $350,000 for Mr. LaFehr, $200,000 for Mr. Gray and $20,000 for Mr. Arthur paid in August 2018. For 2017, represents the annual cash bonus earned for 2017 and paid December 31, 2017.

(3)
The amounts shown in the table above represent Baytex's matching contributions to the employee savings plan. The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total salary for the financial year. For Mr. LaFehr, the amount shown for 2017 includes a cash bonus of $250,000 which was paid in connection with his appointment as Chief Executive Officer on May 4, 2017. The payment of his bonus was specified in his offer of employment. Messrs. Lundberg and Rideout each received a $480,000 retention bonus as part of the merger with Raging River in 2018. 50% of the bonus was paid in August 2018 and 50% was paid in March 2019.

36

(4)	On May 4, 2017, Mr. LaFehr was appointed Chief Executive Officer and his salary was increased to $575,000 (from $500,000) as outlined in his original offer of employment.

(5)
Mr. Ramsay retired April 5, 2019. Mr. Jaskela was appointed Executive Vice President and COO upon Mr. Ramsay's retirement and was subsequently terminated effective September 24, 2019. Mr. Rideout resigned effective February 7, 2020.

Outstanding Share-based Awards
The following table sets forth for each Named Executive Officer all share-based awards outstanding as at December 31, 2019. We do not grant option-based awards.

Current Officers	Number of shares-based awards that have not vested (#)		Market or payout value of share-based awards that have not vested (1) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)

Edward D. LaFehr	182,468 729,874	RA PA	1,706,080	n/a
Rodney D. Gray	147,177 441,529	RA PA	1,100,880	n/a
Chad E. Lundberg	85,420 192,637	RA PA	519,967	n/a
Kendall D. Arthur	98,405 182,748	RA PA	525,756	n/a
Former Officers
Scott E. Rideout	85,420 192,637	RA PA	519,967	n/a
Jason J. Jaskela	n/a	RA PA	n/a	n/a
Richard P. Ramsay	n/a	RA PA	n/a	n/a
Note:

(1)
Calculated by multiplying the number of restricted awards (RA) and performance awards (PA) by the closing price of the common shares on the TSX on December 31, 2019 ($1.87). For performance awards, the value is determined using an assumed future payout multiplier of 1x.

Incentive Plan Awards – Value Vested or Earned during the Year
The following table sets forth for each Named Executive Officer the value of share-based awards that vested during the year ended December 31, 2019 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2019.

Current Officers	Share-based Awards (1) ($)	Non-equity Annual Incentive Plan (2) ($)
Edward D. LaFehr	765,379	431,250
Rodney D. Gray	432,333	210,000
Chad E. Lundberg	265,702	120,000
Kendall D. Arthur	174,748	120,000
Former Officers
Scott E. Rideout	241,164	55,000
Jason J. Jaskela	412,222	n/a
Richard P. Ramsay	1,781,846	n/a

37

Notes:

(1)
Calculated by multiplying the number of common shares received upon the conversion of the restricted awards and the performance awards by the weighted average trading price of the common shares on the TSX for the five trading days preceding the issue date. The payout multiplier for all performance share awards that vested during the year was 1.0x. In connection with the departures of Mr. Ramsay and Mr. Jaskela, the Corporation agreed to accelerate the vesting of certain share awards which they held.

(2)
Represents the annual cash bonus earned for 2019 that was paid, in part, December 31, 2019 with the remainder to be paid on March 31, 2020. The 2019 amount for Scott Rideout reflects his forfeiture of the second portion of the payment due to his resignation February 7, 2020.

The values in this table for share-based awards differ from the values shown in the Summary Compensation Table above as they represent the value of those awards that vested during the year. The values reported in the Summary Compensation Table represent an estimate of the fair value of awards granted during the year.
Pension Plan Benefits
We do not have any pension plans for our employees.
Employment Contracts
Baytex does not have employment agreements with its NEOs. However, Baytex does have change of control agreements. The change of control agreements only apply if the double trigger change of control requirements set out in the agreement are satisfied. In all other circumstances, the Named Executive Officers' entitlements would be based on the common law, statute and the rights granted to such individuals under the Share Award Incentive Plan.
In order for the change of control agreements to be triggered, there has to be: (i) a change of control of Baytex, and (ii) within six months of the change of control, the NEO must subsequently be terminated, demoted to a level of responsibility and compensation below that immediately prior to the change of control or relocated to a location other than Calgary, Alberta, without their consent.
The following table sets forth the estimated incremental payments that would be made to each of the NEOs following a change of control and termination of employment.

Current Officers(1)	Severance Period (months)	Salary (2) ($)	Bonus (3) ($)	Benefits and Perquisites (4) ($)	Share Award Value (5) ($)	Total Incremental Payment ($)
Edward D. LaFehr	24.0	1,150,000	920,000	172,500	1,706,080	3,948,580
Rodney D. Gray	24.0	700,000	475,200	105,000	1,100,880	2,381,080
Chad E. Lundberg	18.0	390,000	121,875	58,500	519,967	1,090,342
Kendall Arthur	18.0	412,500	201,563	61,875	525,756	1,201,694
Notes:

(1)	NEO's no longer with the Corporation do not have change of control agreements and are excluded from this table.

(2)	Determined based on the NEO's monthly salary as at December 31, 2019.

(3)	Determined based on the average of the annual cash bonus awarded to the NEO for the two calendar years prior to the change in control, 2018 and 2019 in this chart.

(4)	Equal to 15% of the amount owed in respect of salary in lieu of benefits.

(5)
The amounts shown in the table are calculated by multiplying the number of restricted awards and performance awards held by the NEO by the closing price of the common shares on the TSX on December 31, 2019 ($1.87). For performance awards, a payout multiplier of 1x is assumed. The calculated value does not include dividend equivalents (if any).

38

Directors and Officers - Insurance and Indemnity Agreements
We maintain directors' and officers' liability insurance coverage for losses to Baytex if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects us against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Baytex. All of our directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance in 2019 was $891,000.
In addition, we have entered into industry standard indemnity agreements with each of our directors and officers pursuant to which we have agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform to the provisions of the Business Corporations Act (Alberta).
Securities Authorized for Issuance under Equity Compensation Plans
Our only active compensation plan under which share awards are being granted that would allow additional equity securities of Baytex to be issued is our LTIP, which consists of the Share Award Incentive Plan. This plan reserves for issuance a maximum of 3.8% of the issued and outstanding common shares at any given time. The Share Award Incentive Plan is described in the Executive Compensation section of this Information Circular. Also see "Schedule B – Baytex Share Award Incentive Plan".
Pursuant to the merger with Raging River, we became the successor to Raging River under Raging River's Legacy Plans. Although no new grants will be made under the Legacy Plans, holders of options and share awards granted under the Legacy Plans are entitled to receive our common shares on the exercise of such options and settlement of such awards in such number and, in the case of options, at such exercise prices, as to reflect the exchange ratio under the merger with Raging River. In the case of performance based awards, the performance multiplier was fixed at 1x. See "Schedule C - Legacy Long Term Incentive Plans" for further information with respect to these plans.
The following table outlines all compensation plans under which equity securities of Baytex are authorized for issuance as of December 31, 2019.

	Number of Common Shares to be Issued Upon Exercise of Options or Settlement of Share Awards	Weighted average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the equity compensation plans
LTIP - Share Award Incentive Plan(1)	6,733,575	n/a	14,482,026
Raging River award plan	202,220	n/a	n/a
Raging River option plans (2)	2,474,748	$6.83	n/a
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total (4)	9,410,543	n/a	14,482,026
Notes:

(1)	The number of common shares issuable pursuant to the Share Award Incentive Plan does not include dividend equivalents (if any) and assumes future payout multipliers of 1.0 for the performance awards.

(2)	With respect to the 2,474,748 options outstanding as at December 31, 2019, the weighted average term until expiry was 6.96 months.

(3)
As at March 19, 2020, there were 133,251 awards outstanding under the Raging River award plan (after adjusting the quantity of awards outstanding based on the exchange ratio under the merger with Raging River).

(4)
As at March 19, 2020, there were 1,823,080 options outstanding under the Raging River option plan (after adjusting the quantity of awards outstanding based on the exchange ratio under the merger with Raging River), the weighted average term until expiry was 5.60 months and the weighted average price of these options was $6.70.

39

(5)	During the year ended December 31, 2019, 4,245,001 common shares were issued as payment for share awards previously granted under the Share Award Incentive Plan and the Raging River award plan.

Additional Information
The following table shows the number of common shares issuable to all directors, officers, employees and other service providers of Baytex and its subsidiaries pursuant to the Share Award Incentive Plan as at December 31, 2019.

Common Shares issuable as at December 31, 2019
LTIP - Share Award Incentive Plan (1)	#	% (2)
Restricted Awards	3,729,607
Performance Awards	3,003,968
Total (3)	6,733,575	1.2061
Notes:

(1)
The number of common shares issuable pursuant to the Share Award Incentive Plan does not include the dividend equivalents (if any) on the underlying awards and assumes future payout multipliers of 1.0 for the performance awards. If future the payout multipliers are 2.0, the total number of common shares would increase to 9,392,807 which represents 1.68% of the issued and outstanding common shares as at December 31, 2019.

(2)	Based on the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2019.

(3)
Does not include 2,474,748 options and 202,220 share awards previously granted under the Legacy Plans (after adjusting the quantity of options and awards outstanding based on the exchange ratio under the merger with Raging River and a payout multiplier of 1.0 on the awards), which were outstanding as at December 31, 2019 and, if included, would increase the number of common shares issuable as a percentage of the issued and outstanding common shares as at December 31, 2019 to 1.69%.

The following table summarizes the burn rate associated with the Share Award Incentive Plan over the last three years.

Period	Share Awards Granted (1)		Weighted Average Common Shares Outstanding	Burn Rate (2)
	Restricted	Performance
2017	1,636,000	1,584,000	234,787,000	1.37%
2018	2,792,605	2,591,486	351,541,166	1.53%
2019	3,184,266	3,244,811	557,048,365	1.15%
Three year average				1.35%
Notes:

(1)
Does not include 2,474,748 options and 202,220 share awards previously granted under the Legacy Plans (after adjusting the quantity of options and awards outstanding based on the exchange ratio under the merger with Raging River) and were outstanding as at December 31, 2019.

(2)	The Burn Rate for a given period is calculated by dividing the number of share awards granted during such period by the weighted average number of common shares outstanding during such period.

40

CORPORATE GOVERNANCE DISCLOSURE
Board Independence and Mandate
Based on the definition of "independence" contained in National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101") and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Nominating and Governance Committee has determined that seven of our eight director nominees are independent. The seven independent director nominees are: Mark R. Bly, Trudy M. Curran, Naveen Dargan, Don G. Hrap, Jennifer A. Maki, Gregory K. Melchin, and David L. Pearce.
Edward D. LaFehr is not considered to be independent as he currently serves as our President and Chief Executive Officer. At each meeting of the Board and its committees, an opportunity is provided for the independent members to meet independently of the non-independent members and members of management (commonly referred to as an "in camera session").
Our Board, either directly or through its committees, is responsible for the stewardship of Baytex. A copy of the mandate of our Board is attached as Schedule A and is available on our website at www.baytexenergy.com. In addition, our Board has developed written position descriptions for the Chair of the Board, the Lead Independent Director (for use when appointed), the Chair of each of the Board committees and the CEO.
The Chair of the Board is responsible for the overall management of the Board, including ensuring that the Board is organized properly, functions effectively and independent of management and meets its obligations and responsibilities. The Chair of the Board maintains a liaison and communication with (i) the other directors and the committee chairs to co-ordinate input from directors and optimize the effectiveness of our Board and its committees and (ii) our Chief Executive Officer to ensure that our Board receives adequate and regular updates from the Chief Executive Officer. Our Chair of the Board also ensures that reasonable procedures are in place for directors to engage outside advisors at Baytex's expense in appropriate circumstances and assists with the director assessment process by meeting with each director to obtain insight as to where they believe the Board and its committees could be operating more effectively.
Committee Membership and Mandates
Our Board has four committees:

- Audit Committee	- Human Resources and Compensation Committee
- Nominating and Governance Committee	- Reserves and Sustainability Committee
At present, all of our committees are comprised solely of independent directors. Mr. Bly (as Chair of the Board) and Mr. LaFehr (as President and Chief Executive Officer) are invited to attend all committee meetings. A description of the membership, and changes since last year's annual shareholder meeting and a summary of the responsibilities of each committee is provided below.
In addition, copies of the committee mandates are available on our website at www.baytexenergy.com.

41

Audit Committee

Committee Members:
•
Naveen Dargan (Chair)
•
Jennifer Maki
•
Gregory Melchin

100% Independent

All members are financially literate

Changes since last meeting
•
Jennifer Maki was appointed to the committee upon her appointment to the Board in September 2019
•
Kevin Olson resigned from the Board and the committee in September 2019

The committee's responsibilities include:
•
reviewing financial statements, management's discussion and analysis, annual information forms and all public disclosure containing audited or unaudited financial information prior to submission to our Board for approval
•
recommending to the Board the appointment of external auditors and the terms of their engagement
•
overseeing the work of the external auditors, including meeting with the external auditors independently of our management
•
reviewing and approving all services to be provided by the external auditors
•
reviewing annually with the external auditors their plan for the audit and, upon completion of the audit, their audit reports
•
reviewing and discussing accounting and reporting policies and changes in accounting principles
•
reviewing with the external auditors our internal control systems and procedures
•
reviewing risk management policies and procedures
•
establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters
•
reviewing and approving hiring policies regarding employees and former employees of the present and former external auditors of the Corporation

Nominating and Governance Committee

Committee Members: • Trudy Curran (Chair) • Gregory Melchin • David Pearce 100% Independent
The committee's responsibilities include:
•
reviewing financial statements, management's discussion and analysis, annual information forms and all public disclosure containing audited or unaudited financial information prior to submission to our Board for approval
•
reviewing on a periodic basis the composition of the Board and its committees
•
assessing on a periodic basis the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors and considering the appropriate size of the Board
•
recommending suitable candidates as nominees for election or appointment as directors
•
assessing on a periodic basis the effectiveness of the Board and Management Diversity Policy
•
developing, for the review and approval of the Board, a mandate for the Board and each of its committees
•
developing, for the review and approval of the Board, position descriptions outlining the duties and responsibilities of the Chairman of the Board, the Lead Independent Director, the chair of each of the Board committees and the CEO
•
developing, for the review and approval of the Board, a code of business conduct and ethics, disclosure policy, insider trading policy and share ownership guidelines
•
preparing and recommending to the Board any required disclosures of governance practices to be included in our information circular - proxy statement

42

Human Resources and Compensation Committee

Committee Members:
•
Mark Bly (Chair)
•
Trudy Curran
•
Jennifer Maki

100% Independent

Changes since last meeting:
•
Jennifer Maki was appointed to the committee upon her appointment to the Board in September 2019
•
Kevin Olson resigned from the Board and the committee in September 2019

Planned changes:
•
Jenniferr Maki will become Chair of the committee following the 2020 annual shareholder meeting in place of Mark Bly, Mr. Bly will remain a member of the committee

The committee's responsibilities include:
• reviewing on a periodic basis the compensation policies and practices and overall philosophy of Baytex and, where appropriate, making recommendations to the Board regarding substantive changes to such compensation policies and practices and overall philosophy
• reviewing and recommending to the Board the retainers and fees to be paid to members of the Board
• establishing the performance measures for the ensuing year for the short-term Incentive Program
• reviewing and recommending to the Board the performance objectives for the ensuing year for the President and Chief Executive Officer of the Corporation (the "CEO") and, if appropriate, for the other officers in consultation with the Board, reviewing on an annual basis the performance of the CEO and to receive the CEO's appraisal of the performance of the other officers
• reviewing and recommending to the Board the compensation and benefits package and bonuses for the CEO and each of the other officers of Baytex and, in connection therewith, to receive and consider the CEO's recommendations for the other officers
• with respect to the compensation and benefits package and bonuses to be paid to the non-officer employees of Baytex, receiving and considering the CEO's recommendation and to recommend to the Board such compensation and benefits package and bonuses in aggregate (with the allocation thereof to specific employees to be made by the CEO)
receiving and considering the CEO's recommendations for the type of long-term incentive plans Incentive Program by Baytex and making recommendations in respect thereof to the Board
• administering the long-term Incentive Programs of Baytex in accordance with their terms, including establishing the performance measures for any performance awards and approving the granting of awards thereunder
• preparing and recommending to the Board any required disclosures of compensation practices to be included in the information circular - proxy statement
• reviewing the results of any shareholder advisory vote on our approach to executive compensation and consider whether any adjustments should be made to the compensation policies and practices as a result of such vote
• reviewing on an annual basis the management succession plan to ensure that qualified personnel will be available for succession to executive positions and report to the Board on the status of such plan annually
• reviewing industry, regulatory and compensation governance principles and their possible impacts on the Baytex's human resources policies and practices and make appropriate amendments
• considering any other matters which would assist the directors in meeting their responsibilities, including adherence to any appropriate executive compensation disclosure and other requirements established by the Canadian securities regulatory authorities or other regulatory bodies, and to this end, monitor, on a continuous basis, regulatory law and guidelines in respect of executive compensation matters

43

Reserves and Sustainability Committee

Committee Members:
•
Dave Pearce (Chair)
•
Mark Bly
•
Naveen Dargan
•
Don Hrap

100% Independent

Changes since last meeting:
•
Don Hrap was appointed to the committee concurrent with his appointment to the Board in March 2020

The committee's responsibilities include:
•
providing a recommendation to the Board as to the appointment of an independent qualified reserves evaluator or auditor (the "Independent Evaluator") to prepare an estimate of our proved and probable reserves and related future net revenue (the "Reserves Data") as at the last day of our financial year
•
oversight and monitoring of the Corporation’s performance related to health, safety, environment, climate and other sustainability matters
•
with respect to the annual estimate of the Reserves Data prepared by the Independent Evaluator: (a) reviewing the scope of work of the Independent Evaluator; (b) reviewing the procedures for providing information to the Independent Evaluator; (c) reviewing the estimate of the Reserves Data prepared by the Independent Evaluator, including the major assumptions used in preparing such estimate; (d) reviewing any material changes in the Reserves Data from the prior year; (e) meeting separately with management and the Independent Evaluator to determine whether any restrictions placed by management affected the ability of the Independent Evaluator to report without reservation on the Reserves Data; and (f) providing a recommendation to the Board as to whether to approve the report on the Reserves Data prepared by the Independent Evaluator
•
providing a recommendation to the Board as to whether to approve the content and/or filing of the annual statement of the Reserves Data and other information prescribed by applicable securities laws, including any reports of the Independent Evaluator and of management in connection therewith
•
considering and reviewing the Corporation’s performance with respect to health, safety, environment, climate and other sustainability matters, including the setting, benchmarking and measurement of appropriate performance and achievement targets
•
reviewing all matters relating to the preparation, disclosure and/or filing of information related to our reserves and to health, safety, environment, climate and other sustainability matters

Outside Boards - Directors
The following table lists the names of other reporting issuers on which our director nominees serve as a director (or the equivalent).

Director	Names of Other Reporting Issuers
Mark R. Bly	Vista Oil & Gas S.A.B. de C.V.
Trudy M. Curran	None
Naveen Dargan	None
Don G. Hrap	None
Edward D. LaFehr	TransGlobe Energy Corporation
Jennifer A. Maki	Franco-Nevada Corporation
Gregory K. Melchin	ENMAX Corporation and Total Energy Services Inc.
David L. Pearce	Headwater Exploration Inc.

44

Meeting Attendance
The following is a summary of attendance of our directors at meetings of our Board and its committees during the year ended December 31, 2019. We had 100% attendance at all Board and committee meetings in 2019.

Director Nominees	Meetings Attended / Meetings Held					Overall Attendance
	Board	Audit Committee	Human Resources and Compensation Committee	Reserves and Sustainability Committee (4)	Nominating and Governance Committee
Mark R. Bly	7/7	1/1	4/4	1/1		100%
Trudy M. Curran	7/7		4/4		3/3	100%
Naveen Dargan	7/7	5/5		1/1		100%
Edward D. LaFehr (1)	7/7	4/4	4/4	1/1	3/3	100%
Don G. Hrap
Jennifer A. Maki	3/3	1/1	3/3			100%
Gregory K. Melchin	7/7	5/5		1/1	3/3	100%
David L. Pearce	7/7			1/1	3/3	100%

Previous Directors
Neil J. Roszell (2)	5/5	4/4	2/2	1/1	1/1	100%
Gary R. Bugeaud (2)	1/1				1/1	100%
Raymond T. Chan (2)	1/1			1/1		100%
Kevin D. Olson (2)	4/4	4/4	1/1	1/1		100%
Notes:

(1)	As President and Chief Executive Officer, Mr. LaFehr is invited to attend the majority of committee meetings.

(2)
Mr. Bugeaud and Mr. Chan did not stand for re-election to the Board on May 2, 2019. Mr. Olson resigned from the Board on September 24, 2019 and Mr. Roszell resigned from the Board on December 4, 2019. Ms. Maki was appointed to the Board on September 9, 2019.

(3)	Mr. Hrap was appointed to the Board on March 3, 2020.

(4)	Members of the Audit Committee are invited to attend the meeting of the Reserves Committee where the year-end reserves evaluations are reviewed.
BOARD PROCESS AND POLICIES
Succession Planning
The Board is responsible for succession planning for our senior officers. The Board meets with the CEO at least annually to review succession plans and candidates for all senior officer positions, including the CEO role. This review includes an assessment of each individual's strengths and development requirements, an estimate as to when they may be prepared to accept such a role change and any current plans for their career development. The Board also meets in camera (without the CEO present) to discuss candidates that have been identified as potential successors.
With respect to Board succession, the Nominating and Governance Committee is responsible for reviewing on a periodic basis the composition of the Board and recommending suitable candidates as nominees for election or appointment as directors. As part of this process, the Nominating and Governance Committee identifies the competencies and skills that are required for the Board in light of the corporate strategy. The Nominating and Governance Committee then compares the required competencies and skills to those of each existing director in order to identify areas of need. The Nominating and Governance Committee periodically canvasses each director about their plans for continuing to serve on the Board in order to identify and plan for director retirements.

45

Orientation and Continuing Education
Upon joining the Board, a new director is provided with a directors' information binder which includes a copy of the mandate of the Board and each of its committees, the Terms of Reference for the Chairman of the Board, the Chair of each Board committee and the CEO, our corporate policies and our by-laws.
Each of our directors has the responsibility for ensuring that they maintain the skill and knowledge necessary to meet their obligations as a Director. As part of their continuing education, our Board receives management presentations with respect to the operations and risks of our business, regulatory requirements, new developments which may affect the oil and gas industry, corporate governance and market conditions. In early 2020, two of our directors undertook a field tour of our Duvernay operations, including an active drilling site. In addition, the individual Directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.
Listed below are some examples of information that is typically made available to our Directors:

•	The Audit Committee receives quarterly updates on emerging trends and issues in accounting and financial reporting from management and our external auditors.

•	The Audit Committee receives quarterly updates on risk management activities and the outlook for petroleum and natural gas prices.

•	Three of our directors attended a seminar series provided by an investment bank covering: oil and gas investments in North America, hedging and trends with distressed companies.

•	Members of the Audit Committee are invited to attend the meeting of the Reserves Committee where the annual reserves evaluations are reviewed.

•	The Nominating and Governance Committee receives an annual update on corporate governance best practices from management.

•	Our directors attend an annual strategy session with management.
Three of our directors, Ms. Curran, Ms. Maki and Mr. Melchin, have received the ICD.D designation from the Institute of Corporate Directors. Ms. Curran is a member of the executive committee of the Calgary chapter of the Institute of Corporate Directors and in this role participates in the planning and delivery of various chapter education events. Mr. Melchin and Ms. Maki are Chartered Professional Accountants and Ms. Curran is a member of the Law Society of Alberta. In order to maintain these designations, they are required to complete a minimum amount of professional development activities each year.
Retirement Policy/Board Tenure
We do not have a formal retirement policy for our directors or officers or a policy for term limits for our directors. We believe it is important that directors understand our industry and our business and this requires a certain length of tenure on the Board. We also want diverse viewpoints and those often come from newer directors. It is important to achieve an appropriate balance of both to ensure that the Board functions effectively. In the "Shareholder Engagement" section on page 18 we provide further details on the Board refreshment that occurred this year.
We now have eight Director nominees with an average tenure of ~5 years on the Board. All of our directors are engaged and bring demonstrable skills to the Board, allowing us to be efficient and cost effective.

46

Ethical Business Conduct
Our Board has adopted a code of business conduct and ethics (the "Code") that applies to all employees, consultants, officers and directors of Baytex. A copy of the Code is accessible on the SEDAR website at www.sedar.com (filed February 22, 2012) and on our website at www.baytexenergy.com. Each employee, consultant, officer and director is required to confirm annually that he or she has read, understood and complied with the Code. Any reports of variance from the Code will be reported to the Board. There have been no material change reports filed since the beginning of our last financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Code.
In accordance with the Business Corporations Act (Alberta), directors who are a party to, or are a director or an officer of a person who is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and abstain from voting on any resolution to approve the contract or transaction.
Our Audit Committee has also adopted a statement on reporting ethical violations which provides employees, contractors and suppliers with the ability to report, on a confidential and anonymous basis, any violations within our organization, including, without limitation, criminal conduct, falsification of financial records or unethical conduct. Our Board believes that providing a forum for employees, contractors and suppliers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct. A copy of our statement on reporting ethical violations is accessible on our website at www.baytexenergy.com.
Nomination of Directors
The Nominating and Governance Committee, which is composed entirely of independent directors, is responsible for identifying individuals qualified to become Board members and recommending to the Board the new director nominees for appointment or election at the next annual meeting of shareholders. This committee has written terms of reference that clearly establish the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board.
In making its recommendations respecting the nomination of a director, the committee considers, among other factors, the competencies and skills the Board needs to possess as a whole (taking into account the corporate strategy), the competencies and skills that each existing director possesses, the competencies and skills each new nominee will bring to the position and whether or not each new nominee contributes to the diversity in gender, age and ethnicity of the Board. The committee also considers whether or not each new nominee can devote sufficient time and resources to their duties as a Board member.
Assessments
We have established a process for assessing the effectiveness of the Board, its committees and individual directors. On an annual basis, each director completes the Board and committee assessment survey (to provide directors with an opportunity to evaluate how effectively the Board and its committees are operating and to provide constructive input for the improvement of the Board and its committees). As a follow-up to the written survey, the Chair of the Board meets with each director individually.
In addition to the annual assessment described above, every second year each director completes the director peer and self-assessment survey and the Chair of the Board assessment survey. The results of the director peer and self-assessment survey are provided to the Chair of the Board who meets with each director individually to discuss any issues with an emphasis on maximizing the contribution of each director to the Board and continually improving the effectiveness of the Board. The results of the Chair of the Board assessment survey (and the results of the director peer and self-assessment survey for the Chair of the Board) are provided to the Chair of the Nominating and Governance Committee who meets with the Chair of the Board to discuss the results and identify any action items.
In December of 2019, the Nominating and Governance Committee provided the directors a Board and committee assessment survey and a director peer and self-assessment survey. Each director completed these surveys and Mr. Bly, our new Chair of the Board, discussed the results of the survey with each director

47

individually. The results of the survey were also discussed at a Nominating and Governance Committee meeting held in February, 2020 and a Board meeting held in February, 2020. The results of these surveys were taken into account when the Nominating and Governance Committee made its director nomination recommendations to the Board for this year's shareholder meeting.
A Chair of the Board assessment survey was not completed as Mr. Bly was appointed Chair of the Board on December 4, 2019.
Diversity Policy
In March 2015, the Board adopted a written Board and Management Diversity Policy (the "Diversity Policy"). The Diversity Policy is applicable to both director and executive officer appointments and recognizes that it is in the best interest of the Corporation and all of its stakeholders to have diversity in gender, age and ethnicity within our Board and management. Accordingly, the Mandate and Terms of Reference for the Nominating and Governance Committee includes as a specifically enumerated requirement that, when recommending individuals for appointment or election to the Board, the committee consider whether or not the candidate would contribute to the diversity in gender, age and ethnicity of the Board. Whether or not the candidate contributes to the diversity in gender, age and ethnicity of management will also be considered when executive officer appointments are made. To ensure that the Diversity Policy is effectively implemented, the Nominating and Governance Committee will periodically assess its effectiveness and, if required, recommend changes.
Having reviewed the effectiveness of the Diversity Policy this year, the Board amended the Diversity Policy in December of 2018 to specifically state that: (i) the Board will actively seek out women when considering potential new candidates for the Board and when conducting its Board renewal process; and (ii) the Board encourages the consideration of women who have the necessary skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Corporation. The Board also amended the Diversity Policy to include a written target of having not less than twenty percent (20%) of the directors of Baytex be women by year-end 2020. We met this target in September 2019 when Jennifer A. Maki was appointed to the Board.
Assuming that all director nominees are elected as contemplated in this information circular – proxy statement, two of eight (25%) of the directors on the Board will be women.
Baytex has not yet adopted a target for the number of women in executive management positions. We are committed to having a diverse workplace in which women and other individuals of diverse backgrounds will have the opportunity to succeed. Baytex believes that this commitment and its Diversity Policy will be effective in allowing individuals of diverse backgrounds and women advance to leadership positions. Currently, none of the eight officers of Baytex and its material subsidiaries is a woman but, of Baytex's non-executive management, 7 of 28 (25%) are women. The Nominating and Governance Committee has discussed with senior management how diversity can be promoted and achieved in the management ranks going forward.

OTHER INFORMATION
Interest of Certain Persons or Copmanies in Matters to be Acted Upon
Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, except as disclosed herein.
Other matters
Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

48

Interest of Informed Persons in Material Transactions
There were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since the beginning of our last financial year, or in any proposed transaction, which has affected or would materially affect us.
Additional Information
Our financial information is provided in our audited consolidated financial statements for the year ended December 31, 2019 and the related management's discussion and analysis of operating and financial results, which are contained in our 2019 annual report. Our annual information form also contains disclosure relating to our Audit Committee and the fees paid to our external auditors in 2019. Copies of our annual report, annual information form, subsequent interim financial statements and this information circular - proxy statement may be obtained on request without charge from the Corporate Secretary of Baytex Energy Corp. at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, telephone (587) 952-3000. These documents and other information relating to us are accessible on the SEDAR website at www.sedar.com.

49

SCHEDULE A
BOARD OF DIRECTORS
MANDATE AND TERMS OF REFERENCE

ROLE AND OBJECTIVE
The Board of Directors (the "Board") of Baytex Energy Corp. (the "Corporation") is responsible for the stewardship of the Corporation and any other subsidiary entities of the Corporation. In this Mandate and Terms of Reference, the Corporation and its subsidiary entities are collectively referred to as "Baytex". In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Baytex.
The objectives of the Board are to:

•	in consultation with the President and Chief Executive Officer of the Corporation (the "CEO"), define the principal objectives of Baytex;

•	supervise the management of the business and affairs of Baytex with the goal of achieving the principal objectives of Baytex;

•	discharge the duties imposed on the Board by applicable laws; and

•	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.
MEMBERSHIP

1.
The Board shall be comprised of not less than three members, a majority of whom are "independent" directors (within the meaning of National Instrument 58-101 "Disclosure of Corporate Governance Practices").

2.
The shareholders of the Corporation are entitled to nominate for election all of the members of the Board, to hold office until the close of the next annual meeting, by a vote at a meeting of shareholders. In accordance with the articles and by-laws of the Corporation, the members of the Board then in office have the authority to appoint additional directors and fill vacancies on the Board.

3.	The members of the Board should have or obtain sufficient knowledge of Baytex and the oil and gas business to assist in providing advice and counsel on relevant issues.

4.
Board members should offer their resignation from the Board to the Chairman of the Board (the "Chairman") following a change in personal circumstances which would reasonably interfere with their ability to serve as a Board member or reflect poorly on Baytex (for example, finding by a Court of fraud or conviction under the Criminal Code or securities legislation).

RESPONSIBILITIES
Without limiting the generality of the foregoing, the Board will perform the following duties:
Strategic Direction and Capital and Financial Plans

1.	Require the CEO to present annually to the Board a strategic plan and annual operating and capital plans for Baytex's business, which plans must:

(a)	be designed to achieve Baytex's principal objectives;

50

(b)	identify the principal strategic and operational opportunities and risks of Baytex's business; and

(c)	be approved by the Board as a pre-condition to the implementation of such plans.

2.
Review Baytex's progress towards the achievement of the goals established in the strategic, operating and capital plans and, if necessary, revise and alter such plans in light of changing circumstances.

3.	Approve acquisitions and dispositions in excess of expenditure limits established by the Board.

4.	Monitor the appropriateness of Baytex's capital structure, including:

(a)	approving the borrowing of funds and the establishment of credit facilities; and

(b)	approving issuances of additional shares or other securities of the Corporation, including securities convertible into shares, to the public and any offering documents, such as prospectuses.

5.	Approve the cash dividends to be paid on the shares of the Corporation.

6.	Approve all matters relating to a take-over bid for the securities of the Corporation.
Finances and Controls

1.
Identify the principal risks of Baytex's business, take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks and periodically evaluate the appropriateness of such systems.

2.
Ensure systems are in place for the implementation and maintenance of the integrity of Baytex's internal control and information systems, including maintenance of all required records and documentation.

3.	In consultation with the CEO, establish the limits of management's authority and responsibility in conducting Baytex's business.

4.
In consultation with the CEO, establish a disclosure policy for Baytex with the objective of ensuring that all financial information made public by the Corporation (including its annual and interim financial statements) is accurate and complete and fairly presents its financial position and performance.

5.	Ensure that the financial performance of the Corporation is properly reported to shareholders, other security holders and regulators on a timely and regular basis.

6.	Ensure that information relating to the Corporation's oil and natural gas activities is prepared and disclosed in accordance with applicable securities laws.

7.
In consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Baytex and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards.

8.	Require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Baytex and its officers and employees.

9.	Approve any material contracts to be entered into by Baytex.

10.	Recommend to the shareholders of the Corporation a firm of chartered accountants to be appointed as its auditors.

Human Resources

1.	Monitor overall human resources policies and procedures, including compensation and succession planning.

2.	Develop a position description for the CEO.

3.	Appoint the CEO and determine the terms of the CEO's employment with Baytex.

4.	Evaluate the performance of the CEO at least annually.

5.	In consultation with the CEO, appoint all officers of the Corporation and approve the terms of each officer's employment.

6.	Develop a system under which succession to senior management positions will occur in a timely manner.

7.	Approve any proposed significant change in the management organization structure of Baytex.

8.	Approve all retirement plans for officers and employees of Baytex.

9.	Review annually the adequacy and form of the compensation of directors.
Governance

1.	Develop position descriptions for the Chairman and, if applicable, the Lead Independent Director.

2.	Select nominees for election to the Board.

3.	Facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

(a)	appointing a Chairman and, if applicable, Lead Independent Director of the Board;

(b)	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

(c)	defining the mandate and terms of reference for each committee of the Board;

(d)	developing a position description for the chair of each committee of the Board;

(e)
ensuring that processes are in place and are utilized to assess the effectiveness of the Chairman, Executive Chairman and the Lead Independent Director of the Board, as applicable, the Board as a whole, each committee of the Board and each director; and

(f)	establishing a system to enable any director to engage an outside adviser at the expense of the Corporation.

4.	Review annually the composition of the Board and its committees.
General

1.	The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

2.	The Board shall have the authority to review any corporate report or material and to investigate any activity of Baytex and to request any employees to cooperate as requested by the Board.

MEETINGS AND ADMINISTRATIVE MATTERS

1.
At all meetings of the Board every question shall be decided by a majority of the votes cast. In case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

2.
The Chairman (or Executive Chairman) shall preside at all meetings of the Board, unless the Chairman (or Executive Chairman) is not present, in which case the Lead Independent Director shall act as chairman for purposes of the meeting.

3.	A quorum for meetings of the Board shall be a majority of its members. The rules for calling, holding, conducting and adjourning meetings of the Board are contained in the by-laws of the Corporation.

4.	Meetings of the Board should be scheduled to take place at least three times per year and at such other times as the Chairman may determine.

5.	Agendas, approved by the Chairman, shall be circulated to Board members along with background information on a timely basis prior to the Board meetings.

6.
The Board may invite those officers, directors and employees of the Corporation and its subsidiary entities as it may see fit from time to time to attend at meetings of the Board and assist thereat in the discussion and consideration of the matters being considered by the Board, provided that the CEO and the Chief Financial Officer of the Corporation shall attend all meetings of the Board, unless otherwise excused from all or part of any such meeting by the chairman of the meeting.

7.	At each meeting of the Board, an opportunity will be provided for the independent members of the Board to meet without the non-independent members of the Board and members of management being present.

8.	Minutes of the Board's meetings will be recorded and maintained and made available to any Board member upon request.

9.	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.
Approved by the Board of Directors on December 8, 2014

SCHEDULE B
SHARE AWARD INCENTIVE PLAN
At a special meeting held on December 9, 2010, the unitholders of Baytex Energy Trust (our predecessor) approved the adoption by Baytex effective January 1, 2011 of a full-value award plan pursuant to which restricted awards and performance awards may be granted to the directors, officers, employees and other service providers of Baytex and its subsidiaries. At the annual and special meeting of shareholders held on June 1, 2016, the shareholders approved the unallocated share awards under the Share Award Incentive Plan for an additional three-year period (to June 1, 2019). At the annual and special meeting on May 2, 2019, shareholders approved the unallocated share awards under the Share Award Incentive Plan for an additional three-year period (to June 1, 2022).
Amendments to Issued Share Awards
On September 24, 2019, Jonathan Grimwood and Jason Jaskela were terminated as officers of the Corporation. As a part of their severance arrangements the Board approved the amendment of 64,334 share awards held by Mr. Grimwood and 114,353 share awards held by Mr. Jaskela to provide that the issue date for such awards be accelerated to October 7, 2019. In addition, the Board approved the amendment of 20,400 share awards granted to Mr. Grimwood under the Raging River Award Plan (see Schedule C) to accelerate the issue date for such awards to October 7, 2019. On September 24, 2019 Mr. Olson resigned as a director. In recognition of his service to the Corporation, the Board approved the amendment of 6,739 share awards held by Mr. Olson to provide that the issue date for such awards be accelerated to October 7, 2019. Each of these amendments were made in accordance with the amendment provision contained in the Share Award Incentive Plan and the Raging River Award Plan, have been approved by the TSX and did not require shareholder approval.
Overview
The Board of Directors of Baytex has delegated the authority to administer the Share Award Incentive Plan to the HRC Committee.
Under the terms of the Share Award Incentive Plan, any Service Provider may be granted Restricted Awards or Performance Awards. In determining the Service Providers to whom Share Awards may be granted ("Grantees"), the number of common shares to be covered by each Share Award and the allocation of the Share Award between Restricted Awards and Performance Awards, the HRC Committee may take into account such factors as it shall determine in its sole discretion, including any one or more of the following factors:

(a)	compensation data for comparable benchmark positions among the Peer Comparison Group;

(b)	the duties, responsibilities, position and seniority of the Grantee;

(c)
the Corporate Performance Measures for the applicable period compared with internally established performance measures approved by the HRC Committee and/or similar performance measures of members of the Peer Comparison Group for such period;

(d)	the individual contributions and potential contributions of the Grantee to the success of Baytex;

(e)	any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of Baytex;

(f)	the Fair Market Value or current market price of the common shares at the time of such Share Award; and

(g)	such other factors as the HRC Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Share Award Incentive Plan.

Grant Practice
Prior to 2019, the HRC Committee's practice was to issue common shares pursuant to restricted and performance awards as to one-sixth on the six month anniversary of the grant date and as to one-sixth every six months thereafter (with the last issuance to occur 36 months following the grant date). On December 14, 2018, the HRC Committee changed its practice and common shares issued in respect of awards granted after that date will be issued as to one-third every 12 months (with the last issuance to occur 36 months following the grant date).
On December 7, 2016, the HRC Committee changed its grant practice to provide that any share awards granted to directors in the future be in the form of restricted awards only (previously 80% performance awards and 20% restricted awards).
Restricted Awards
Each Restricted Award entitles the holder to be issued the number of common shares designated in the Restricted Award (plus dividend equivalents as described below) with such common shares to be issued on dates determined by the HRC Committee.
Performance Awards
Each Performance Award entitles the holder to be issued the number of common shares designated in the Performance Award (plus dividend equivalents as described below) multiplied by a Payout Multiplier, with such common shares to be issued on dates determined by the HRC Committee.
The Payout Multiplier is determined by the HRC Committee based on an assessment of the achievement of the pre-defined Corporate Performance Measures in respect of the applicable period. Corporate Performance Measures may include: relative total shareholder return; recycle ratio; activities related to the growth of Baytex; average production volumes; unit costs of production; total proved reserves; health, safety and environmental performance; the execution of Baytex's strategic plan; and such additional measures as the HRC Committee shall consider appropriate in the circumstances. The Payout Multiplier for a particular period can be one of 0x (for fourth quartile ranking), 1x (for third quartile ranking), 1.5x (for second quartile ranking) or 2x (for first quartile ranking). For those Performance Awards where the issue date occurs beyond the first anniversary of the grant date, the Payout Multiplier will be the arithmetic average of the Payout Multiplier for each of the two, three or four preceding fiscal years, as applicable.
2019 AMENDMENT

The Share Award Incentive plan was amended to add a 0.5x multiplier. If a 0.5x multiplier was applied to a performance award on vesting, the holder of the performance award would receive one half of a common share for each performance award held. For performance awards granted after January 1, 2019, there are now five payout multipliers: 0x, 0.5x, 1x, 1.5x and 2x.

Dividend Equivalents
The Share Award Incentive Plan provides for cumulative adjustments to the number of common shares to be issued pursuant to Share Awards on each date that dividends are paid on the common shares by an amount equal to a fraction having as its numerator the amount of the dividend per common share multiplied by the Adjustment Ratio immediately prior to the record date for such dividend and having as its denominator the price, expressed as an amount per common share, paid by participants in our dividend reinvestment plan to reinvest their dividends in additional common shares on the applicable dividend payment date, provided that if Baytex has suspended the operation of such plan or does not have such a plan, then the Reinvestment Price shall be equal to the Fair Market Value of the common shares on the trading day immediately preceding the dividend payment date.
Under the Share Award Incentive Plan, in the case of a non-cash dividend, including common shares or other securities or property, the HRC Committee will, in its sole discretion and subject to the approval of the Exchange, determine whether or not such non-cash dividend will be provided to the Share Award holder and, if so provided, the form in which it shall be provided.

Limitation on Common Shares Reserved
The Share Award Incentive Plan provides that the maximum number of common shares reserved for issuance from time to time pursuant to outstanding Share Awards shall not exceed a number of common shares equal to 3.8% of the aggregate number of issued and outstanding common shares.
Limitations on Share Awards
The aggregate number of Share Awards granted to any single Service Provider shall not exceed 5% of the issued and outstanding common shares, calculated on an undiluted basis. In addition: (i) the number of common shares issuable to insiders at any time, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares; and (ii) the number of common shares issued to insiders, within any one year period, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding common shares. The number of common shares issuable pursuant to the Share Award Incentive Plan to Non-Management Directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding common shares and the value of all Share Awards granted to any one Non-Management Director during a calendar year, as calculated on the date of grant, cannot exceed $150,000 (for purposes of monitoring compliance with these limitations, a Payout Multiplier of 1x will be assumed for any Performance Awards).
Issue Dates
If a Grantee is prohibited from trading in securities of Baytex as a result of the imposition by Baytex of a trading blackout (a "Blackout Period") and the issue date of a Share Award held by such Grantee falls within a Blackout Period, then the issue date of such Share Award shall be extended to the date that is three business days following the end of such Blackout Period.
Payment of Share Awards
On the issue date, Baytex shall have the option of settling any amount payable in respect of a Share Award by any of the following methods or by a combination of such methods:

(a)	common shares issued from the treasury of Baytex; or

(b)
with the consent of the Grantee, cash in an amount equal to the aggregate Fair Market Value of such common shares that would otherwise be delivered in consideration for the surrender by the Grantee to Baytex of the right to receive such common shares under such Share Award.

The Share Award Incentive Plan does not provide for the provision of financial assistance by Baytex in respect of Share Awards granted thereunder.
Change of Control
In the event of a Change of Control of Baytex, the issue date(s) applicable to the Share Awards will be accelerated such that the common shares to be issued pursuant to such Share Awards will be issued immediately prior to the date upon which the Change of Control is completed and the Payout Multiplier applicable to any Performance Awards shall be determined by the HRC Committee who would assess Baytex’s performance for the applicable period relative to the pre-established Corporate Performance Measures.
Under the Share Award Incentive Plan, a Change of Control means:

(a)	a successful take-over bid, pursuant to which the offeror as a result of such take-over bid beneficially owns in excess of 50% of the outstanding common shares; or

(b)
any change in the beneficial ownership or control of the outstanding securities or other interests which results in (i) a person or group of persons acting jointly or in concert, or (ii) an affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or other interests of Baytex; or

(c)	Incumbent Directors no longer constituting a majority of the Board; or

(d)
the completion of an arrangement, merger or other form of reorganization of Baytex where the holders of the outstanding voting securities or interests of Baytex immediately prior to the completion of the arrangement, merger or other form of reorganization will hold 50% or less of the outstanding voting securities or interests of the continuing entity upon completion of the arrangement, merger or other form of reorganization; or

(e)
the winding up or termination of Baytex or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of Baytex to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of Baytex is continued and where the security holdings in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a Change of Control if paragraphs (b) and (c) above were applicable to the transaction); or

(f)
any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Share Award Incentive Plan;

Provided that a Change of Control shall be deemed not to have occurred if a majority of the Board, in good faith, determines that a Change of Control was not intended to occur in the particular circumstances in question.
2019 AMENDMENT

The Share Award Incentive Plan was amended to provide that a Change of Control has not occurred unless: (i) for non-officers, the Grantee's employment is terminated contemporaneously or within six (6) months of the effective date of the change of control; and (ii) for officers, they are entitled to a settlement payment pursuant to a change of control agreement with that officer.

Early Termination Events
Pursuant to the Share Award Incentive Plan, unless otherwise determined by the HRC Committee or unless otherwise provided in a Share Award Agreement pertaining to a particular Share Award or any written employment or consulting agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(a)
Death - If a Grantee ceases to be a Service Provider as a result of the Grantee's death, the issue date for all common shares awarded to such Grantee under any outstanding Share Award Agreements shall be accelerated to the Cessation Date, provided that the President and Chief Executive Officer of Baytex in the case of a Grantee who is not a director or officer and the HRC Committee in all other cases, taking into consideration the performance of such Grantee and the performance of Baytex since the date of grant of the Share Award(s), may determine in its sole discretion the Payout Multiplier to be applied to any Performance Awards held by the Grantee.

(b)
Termination for Cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be immediately terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

(c)
Voluntary Resignation - If a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is fourteen (14) days after the Cessation Date, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

2019 AMENDMENT

The Share Award Incentive Plan was amended to include the following provisions in the event of a non-officer retirement.

(d)
Retirement - If a Grantee (who is not an officer) provides six (6) months prior written notice of their retirement, is at least fifty five (55) and if they have: (i) provided five to 10 years of continuous service, they shall be entitled to retain all but their most recent grant of Share Awards; and (ii) provided more than 10 years of continuous service, they shall be entitled to retain all of their Share Awards, upon ceasing to be a Service Provider and signing a non-competition and non-solicitation agreement with the Corporation.

(e)
Other Termination - If a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b) and (c) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive common shares thereunder shall be forfeited by the Grantee.

2019 AMENDMENT

The Share Award Incentive Plan was amended to include the following provisions in the event a non-management director ceases to be a director.

(e)
Non-Management Directors - If a Grantee who is a Non-Management Director ceases to be a Service Provider for any reason, the issue date for all Share Awards held by such Non-Management Directors shall be accelerated to their Cessation Date.

Assignment
Except in the case of death, the right to receive common shares pursuant to a Share Award granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the Share Award Incentive Plan, no assignment, sale, transfer, pledge or charge of a Share Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Share Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Share Award shall terminate and be of no further force or effect.
Amendment and Termination of Plan
The Share Award Incentive Plan and any Share Awards granted pursuant thereto may, subject to any required approval of the Exchange, be amended, modified or terminated by the Board of Directors of Baytex without the approval of Shareholders. Notwithstanding the foregoing, the Share Award Incentive Plan or any Share Award may not be amended without Shareholder approval to:

(a)	increase the percentage of common shares reserved for issuance pursuant to Share Awards in excess of the limit currently prescribed in the Share Award Incentive Plan;

(b)
extend the issue date of any Share Awards issued under the Share Award Incentive Plan beyond the latest issue date specified in the Share Award Agreement (other than as permitted by the terms and conditions of the Share Award Incentive Plan);

(c)	permit a Grantee to transfer Share Awards to a new beneficial holder other than for estate settlement purposes;

(d)	change the limitations on the granting of Share Awards described above under "Limitations on Share Awards"; and

(e)	change the amending provision of the Share Award Incentive Plan.

In addition, no amendment to the Share Award Incentive Plan or any Share Awards granted pursuant thereto may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any Share Award previously granted to such Grantee under the Share Award Incentive Plan.

SCHEDULE C
LEGACY PLANS
Pursuant to the merger with Raging River, we became the successor to Raging River under Raging River's 2012 Option Plan and Raging River's 2016 Option Plan (collectively, the "Raging River Option Plans") and Raging River's award plan (the "Raging River Award Plan" and, together with the Raging River Option Plans, the "Legacy Plans"). Although no new grants will be made under the Legacy Plans, holders of options and share awards granted under the Legacy Plans are entitled to receive our common shares on the exercise of such options and settlement of such awards in such number and, in the case of options, at such exercise prices, as to reflect the exchange ratio under the merger with Raging River. In the case of performance based awards, the performance multiplier has been fixed at 1x.
The following is a summary of the key terms of the Raging River Option Plans and the Raging River Award Plan that continue to be applicable.
Raging River Option Plans
Raging River's 2016 Option Plan (the "New Option Plan") and the options ("Options") issuable thereunder were approved by shareholders at Raging River's annual and special meeting of shareholders held on May 10, 2016. Following the approval of the New Option Plan, no further grants of options were made under Raging River's 2012 Option Plan (the "Old Option Plan").
A copy of the New Option Plan was filed on Raging River's SEDAR profile at www.sedar.com under the heading "Other" on April 6, 2016. The following description of the New Option Plan is qualified, in its entirety, by the terms of the New Option Plan. Capitalized terms used in this section and not otherwise defined herein are defined in the New Option Plan.
Options granted under the New Option Plan do not entitle the holder to any rights as a securityholder.
Currently, all Options granted under the New Option Plan have a term of 3.5 years.
Unless otherwise determined by the Board, Options shall vest equally on the first, second and third anniversaries of the date of grant. The exercise price of Options shall not be less than the closing price of our common shares on the TSX on the trading day immediately preceding the date of grant of Options (the Market Price) or such other minimum price as may be required by the TSX.
In addition to the typical exercise method of issuing common shares to the holder in exchange for the payment of the exercise price of the Option, the New Option Plan also allows Options, if permitted by the Market Price on the date of exercise into the difference between the Market Price and the exercise price of such Options. Additionally, any Grantee may make an offer to us, at any time, for the disposition and surrender by the same to us (and the termination thereof) of any of the Options granted under the New Option Plan for an amount not to exceed Market Price (as of the date of the exercise) less the exercise price of the Options and we have the sole discretion as to whether to accept such offer.
Our Board has discretion to make amendments to the New Option Plan which it may deem necessary, without having to obtain shareholder approval provided that in all cases it does not make any of the following amendments without first obtaining approval of the shareholders: (i) increase the percentage of the issued and outstanding common shares that are available to be issued pursuant to granted and outstanding Options at any time above the limits contained in the New Option Plan; (ii) increase the number of common shares that may be issued to Insiders above the restrictions contained in the New Option Plan; (iii) permit non-management directors to participate in the New Option Plan or in any other way permit non-management directors to become eligible to receive Options under the New Option Plan; (iv) extend the expiry date of any outstanding Options under the New Option Plan; (v) make any reduction in exercise price of an Option or permit a reduction in the exercise price of an Option granted under the New Option Plan by the cancellation and immediate re-issue of Options or other entitlements; (vi) permit the transfer or assignment of Options except in the case of death of a Grantee; or (vii) amend the amendment provisions of the New Option Plan.
Under the New Option Plan, in case of a Grantee's death, the Grantee's personal or legal representative may within twelve months from the date of death and prior to the expiry time of the Options, exercise Options which were vested within such period after which time any remaining Options shall terminate and become null and void. In addition, if a Grantee ceases to be an officer, employee or consultant of us (other than as a result of death), and the date on which the Grantee ceases to be an officer, employee or consultant of us (Termination Date) is prior to the expiry date of the Option, all Options held by the Grantee which have vested as of the Termination Date shall be forfeited by the Grantee effective on the earlier of: (a) the expiry date; and (b) the date that is 90 days from the Termination Date, and all Options which have not vested as of the Termination Date shall become null and void. These provisions are subject to any alternative arrangements that may be contained in a separate Option agreement or employment agreement between the corporation and a particular Grantee.
If a Change of Control occurs prior to the date on which we pay cash or issues common shares to the Grantee in respect of an outstanding Option and the Grantee is terminated without cause in connection with such Change of Control or within six (6) months following such Change of Control, all Options shall vest and if such termination occurs prior to, or at the effective time of such Change of Control, the Grantee shall be entitled to exercise all Options held by the Grantee until immediately prior to the Change of Control and if such termination occurs following the Change of Control, the Grantee shall be entitled to exercise all such Options until the date that is 90 days after the Termination Date.
Alternatively, if within six (6) months following a Change of Control, the Grantee voluntarily resigns for an event or events that constitute Good Reason, all Options held by the Grantee shall vest and the Grantee shall be entitled to exercise all Options held by such Grantee until the date that is 90 days after the Grantee's Termination Date. Good Reason is defined in the New Option Plan to mean any materially adverse change by the corporation without the agreement of the Grantee, in any of the Grantee's duties, powers, rights, salary, title or lines of reporting such that immediately after such change or series of changes, the responsibilities and status of such Grantee, taken as a whole, are fundamentally diminished compared to those assigned to the Grantee immediately prior to such changes or series of changes, or any other reason that would be considered to be constructive dismissal by a court of competent jurisdiction.
If we complete a transaction or a series of transactions whereby we, substantially all of our common shares or substantially all of our property or assets become the property or assets of another person (the Continuing Entity) we and the Continuing Entity shall take all necessary steps prior to or contemporaneously with the consummation of such transaction(s) to ensure all Options remain outstanding following the completion of the transactions and the Continuing Entity will assume all of our covenants and obligations under the New Option Plan, the outstanding Options and the Option agreements in a manner that preserves and does not impair the rights of the recipients in any material respect, and the Continuing Entity may exercise every right and power of ours under the New Option Plan, and we will be relieved of our obligations thereunder.
Raging River Award Plan
On April 4, 2016, the board of directors of Raging River approved the adoption of the Raging River Award Plan (the "Award Plan"). On May 10, 2016, the shareholders approved the Award Plan and the securities issuable thereunder.
A copy of the Award Plan was filed on Raging River's SEDAR profile at www.sedar.com under the heading "Other" on April 6, 2016. The following description of the Award Plan is qualified, in its entirety, by the terms of the Award Plan. Capitalized terms used in this section and not otherwise defined herein are defined in the Award Plan.
Awards initially have a notional value equivalent to the value of a common share. Restricted Awards vest on the first, second and third anniversaries of the date of grant, and are paid out on the vesting date, unless otherwise determined by the Board, and subject to certain other events described below. No payment may be made upon settlement of the Restricted Awards on a date following December 10 of the third calendar year following the year in which the Restricted Award was granted (the Expiry Date). Upon vesting, each Restricted Award will be paid out in cash or by the issuance of common shares at the election of the Board. If paid out in cash each Restricted Award will have a value equal to the closing price of the common shares on the trading day immediately prior to the payment date multiplied by the number of common shares underlying the Restricted Award, as adjusted for dividends paid on the common shares while such Restricted Award was outstanding. If the Board elects to pay out the Restricted Awards in shares, Raging River will issue the number of fully paid and non-assessable common shares underlying such Restricted Award subject to adjustments for dividends. In addition, the Board may elect to settle Restricted Awards by purchasing common shares on the TSX and providing such common shares to the holder of such Restricted Awards.
Performance Awards vest on the later of the completion of the Performance Period applicable to such Performance Award and the third anniversary of the date of grant of such Performance Award and are paid out on the vesting date, unless otherwise determined by the Board and subject to certain other events described below. No payment may be made upon settlement of the Performance Awards on a date following the Expiry Date. At the time of payout, the Board will apply a "Payout Multiplier" to the Performance Award grant. Pursuant to the merger with Baytex, the Payout Multiplier has been fixed at 1.0.
Upon vesting, each Performance Award will be paid out in cash or common shares at the election of the Board. If paid out in cash, each Performance Award will have a value equal to the closing price of the common shares on the trading day immediately prior to the payment date multiplied by the number of common shares underlying the Award, as adjusted for the Payout Multiplier and dividends paid on the common shares while such Performance Award was outstanding. If the Board elects to pay out the Performance Awards in shares, Raging River will issue the number of fully paid and non-assessable common shares underlying such Performance Awards as adjusted for the Payout Multiplier and dividends paid on the common shares while such Performance Award was outstanding. In addition, the Board may elect to settle Performance Awards by purchasing common shares on the TSX and providing such common shares to the holder of such Performance Awards.
Under the Award Plan, in case of a Grantee's death, we will make a cash payment or issue common shares to such employee's legal representatives in respect of any Awards held by the Grantee that have vested or that are scheduled to vest within the twelve month period following the date of death of the Grantee and the Payout Multiplier applicable to any Performance Award held by the Grantee at the time of death shall be determined by the Board in its sole discretion. In addition, if a Grantee ceases to be an officer, employee or consultant of Raging River, all Awards granted to such Grantee under the Award Plan which have not otherwise vested will be terminated and all rights to receive payments thereunder will be forfeited by the Grantee as at the date such Grantee ceased to be an officer, employee or consultant (the Termination Date). These provisions are subject to any alternative arrangements that may be contained in a separate Award agreement or employment agreement between the corporation and a particular Grantee.
If a Change of Control occurs prior to the date on which the corporation pays cash or issues common shares to the Grantee in respect of an outstanding Award and the Grantee is terminated without cause in connection with such Change of Control or within six (6) months following such Change of Control, the Payment Date for all such Awards held by the Grantee (regardless of whether the vesting date has occurred) shall be the Termination Date and the Payout Multiplier shall be determined by the Board acting reasonably. Alternatively, if within six (6) months following a Change of Control, the Grantee voluntarily resigns for an event or events that constitute Good Reason, the Payment Date for all such Awards held by the Grantee (regardless of whether the vesting date has occurred) shall be the Termination Date and the Payout Multiplier shall be determined by the Board acting reasonably. Good Reason is defined in the Award Plan to mean any materially adverse change by the corporation without the agreement of the Grantee, in any of the Grantee's duties, powers, rights, salary, title or lines of reporting such that immediately after such change or series of changes, the responsibilities and status of such Grantee, taken as a whole, are fundamentally diminished compared to those assigned to the Grantee immediately prior to such changes or series of changes, or any other reason that would be considered to be constructive dismissal by a court of competent jurisdiction.

If we complete a transaction or a series of transactions whereby we, substantially all of the common shares or substantially all of our property or assets become the property or assets of another person (the Continuing Entity) we and the Continuing Entity shall take all necessary steps prior to or contemporaneously with the consummation of such transaction(s) to ensure all Awards remain outstanding following the completion of the transactions and the Continuing Entity will assume all of our covenants and obligations under the Award Plan, the outstanding Awards and the Award agreements in a manner that preserves and does not impair the rights of the recipients in any material respect, and the Continuing Entity may exercise every right and power of ours under the Award Plan, and we will be relieved of its obligations thereunder.
Pursuant to the terms of the Award Plan, the Board may, at any time, without the approval of the shareholders suspend, discontinue or amend the Award Plan or an Award made thereunder provided that unless a holder of Awards otherwise agrees, the Board may not suspend, discontinue or amend the Award Plan or amend any outstanding Award in a manner that would adversely alter or impair any Award previously granted to such holder. Further, the Board may not, without the consent of the shareholders amend the Award Plan or Award to: (i) increase the percentage of issued and outstanding common shares that are available to be issued pursuant to granted and outstanding Awards; (ii) increase the common shares that may be issued to Insiders of the corporation under the Award Plan; (iii) permit non-management directors to be eligible recipients under the Award Plan or in any other way permit non-management directors to become eligible to receive Awards under the Award Plan; (iv) extend the Expiry Date of any Award granted under the Award Plan; (v) permit the transfer or assignment of Awards; or (vi) amend the amendment provisions of the Award Plan.

SCHEDULE D
ADVISORY STATEMENTS
Forward Looking Statements
Certain statements in this information circular are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.
Specifically, this information circular contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; our target to reduce GHG emissions intensity by 30%; our plans with respect to our annual general meeting of shareholders; that we carry our active shareholder engagement; with respect to executive compensation: that we are committed to continuous improvement and will continue to review our executive compensation program continue to look for improvement; the director orientation process we will follow when new directors join the Board.
Statements relating to reserves are also deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that they can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided.
All forward-looking statements are based on Baytex's beliefs and assumptions based on information available at the time the assumption was made. We believe that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward looking statements included in this report should not be unduly relied upon. By their nature, these forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2019. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and our future course of action depends on management's assessment of all information available at the relevant time.

Oil and Gas Advisories
Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
"Operating netback" is equal to petroleum and natural gas sales less blending expense, royalties, production and operating expense and transportation expense divided by barrels of oil equivalent sales volume for the applicable period. Our determination of operating netback may not be comparable with the calculation of similar measures for other entities. We believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis and is a key measure used to evaluate our operating performance.
"F&D costs" are calculated as total exploration and development expenditures (excluding acquisition and divestitures and including changes in future development capital) divided by reserves additions from exploration and development activity.
All reserves data has been extracted from our annual reserve reports prepared by independent reserves evaluators in compliance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. Reserves disclosure for the year ended December 31, 2019 prepared in accordance with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" is contained in the Corporation's Annual Information Form filed on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
There are numerous significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51-101. For example, the SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires disclosure of the Corporation’s gross reserves, before royalties, using forecast pricing and costs. Therefore, the difference between the reported numbers under the two disclosure standards can be material.

In this information circular we refer to production on an aggregated boe basis. The following table shows Baytex’s disaggregated production volumes for the year ended December 31, 2019. The NI 51-101 product types included are as follows: “Heavy Oil” - heavy oil and bitumen, “Light and Medium Oil” - light and medium oil, tight oil and condensate, “NGL” - natural gas liquids and “Natural Gas” - shale gas and conventional natural gas.

	Heavy Oil (bbl/d)	Light and Medium Oil (bbl/d)	NGL (bbl/d)	Natural Gas (Mcf/d)	Oil Equivalent (boe/d)
Total	26,741	43,587	10,229	102,742	97,680

Non-GAPP Financial Measures
Financial data contained within this document is reported in Canadian dollars, unless otherwise stated.
This information circular includes references to certain financial measures which do not have standardized meanings prescribed by Canadian GAAP. These financial measures are considered non-standardized measures or non-GAAP financial measures and therefore are unlikely to be comparable with similar measures presented by other issuers. For additional information on non-standardized and non GAAP financial measures, please see the Management’s Discussion and Analysis, dated March 4, 2020, of Baytex’s operating and financial results as at and for the three months and year ended December 31, 2019. A copy is available on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov and our website at www.baytexenergy.com.
Non-standardized and non-GAAP financial measures referenced in this document include:
"Adjusted funds flow" is calculated as cash flow from operating activities adjusted for changes in non-cash operating working capital and asset retirement obligations settled. Our determination of adjusted funds flow may not be comparable to other issuers. We consider adjusted funds flow a key measure that provides a more complete understanding of operating performance and our ability to generate funds for exploration and development expenditures, debt repayment, settlement of our abandonment obligations and potential future dividends. In addition, we use a ratio of net debt to adjusted funds flow to manage our capital structure. We eliminate settlements of abandonment obligations from cash flow from operations as the amounts can be discretionary and may vary from period to period depending on our capital programs and the maturity of our operating areas. The settlement of abandonment obligations are managed with our capital budgeting process which considers available adjusted funds flow. Changes in non-cash working capital are eliminated in the determination of adjusted funds flow as the timing of collection, payment and incurrence is variable and by excluding them from the calculation we are able to provide a more meaningful measure of our cash flow on a continuing basis. For a reconciliation of adjusted funds flow to cash flow from operating activities, see Management's Discussion and Analysis of the operating and financial results for the year ended December 31, 2019.
"Exploration and development expenditures" is calculated as additions to exploration and evaluation assets combined with additions to oil and gas properties. We use exploration and development capital expenditures to measure and evaluate the performance of our capital programs. The total amount of exploration and development capital expenditures spend is managed as part of our budgeting process and can vary from period to period depending on the availability of adjusted funds flow and other sources of liquidity.
"EBITDA" is defined as net income or loss adjusted for financing and interest expenses, unrealized gains and losses on financial derivatives, income tax, non-recurring losses, payments on lease obligations, certain specific unrealized and non-cash transactions (including depletion, exploration and evaluation expenses, unrealized gains and losses on financial derivatives and foreign exchange and share-based compensation).
"Free cash flow" is defined as adjusted funds flow less exploration and development expenditures (both non-GAAP measures discussed above), payments on lease obligations, and asset retirement obligations settled. Our determination of free cash flow may not be comparable to other issuers. We use free cash flow to evaluate funds available for debt repayment, common share repurchases, potential future dividends and acquisition and disposition opportunities
"Net debt" we define net debt to be the sum of cash, trade and other accounts receivable, trade and other accounts payable, and the principal amount of both the long-term notes and the bank loan. Our definition of net debt may not be comparable to other issuers. We believe that this measure assists in providing a more complete understanding of our cash liabilities and provides a key measure to assess our liquidity. We use the principal amounts of the bank loan and long-term notes outstanding in the calculation of net debt as these amounts represent our ultimate repayment obligation at maturity.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITATION AGENT

North American Toll Free
1-877-452-7184

Outside North America
416-304-0211

Email: assistance@laurelhill.com